FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              PAGE 1 OF 30 PAGES


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                November, 2002



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A circular of Huaneng Power International on November 22, 2002, in English about a connected transaction.

         A circular of Huaneng Power International on November 22, 2002, in English about regarding an on-going connected transaction.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                             By /s/ Wang Xiaosong
                            -----------------------
                              Name:Wang Xiaosong
                              Title:Vice Chairman


                            Date: November 26, 2002

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        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
------------------------------------------------------------------------------
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power
International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
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                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)


                             CONNECTED TRANSACTION



            Financial Adviser to Huaneng Power International, Inc.
                      [GRAPHIC OMITTED] JPMorgan logo
                 J.P. Morgan Securities (Asia Pacific) Limited



          Independent Financial Adviser to the Independent Directors
                      [GRAPHIC OMITTED] CLSA logo
                      CLSA Equity Capital Markets Limited

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A letter from the Board of Huaneng Power International, Inc. (the "Company")
is set out on pages 3 to 13 of this circular. A letter from the Independent Directors is set out on page 14 of this circular.

A notice convening an Extraordinary General Meeting of the Company to be held at 9 a.m. on 31st December 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China has already been sent to the Shareholders of the Company on 16th November 2002 and is set out on pages 25 to 27 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon as soon as possible and in any event the form of proxy should be returned not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                            22nd November 2002

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                                   CONTENTS
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                                                                           Page

Definitions ................................................................ 1

Letter from the Board

       1.   Introduction ................................................... 3

       2.   Transfer Agreement ............................................. 4

       3.   Reasons for the Acquisition and Pricing Factors ................ 6

       4.   Information Regarding the Power Plants ......................... 7

       5.   Selected Financial Information of the Target Power Plants ..... 10

       6.   Connected Transaction under Shanghai Listing Rules ............ 11

       7.   The EGM ....................................................... 12

       8.   Recommendation ................................................ 12

       9.    Other Information ............................................ 13

Letter from the Independent Directors ..................................... 14
Letter from CLSA Equity Capital Markets Limited ........................... 15
Appendix I -- General Information ......................................... 23
Notice of Extraordinary General Meeting ................................... 25

------------------------------------------------------------------------------
                                  DEFINITIONS
------------------------------------------------------------------------------

      In this document, unless the context otherwise requires, the following expressions have the following meanings:


"Acquisition"                           the purchase by the Company of the
                                        Huaneng Group Interest;

"Arthur Andersen o Hua Qiang"           ArthurAndersen o Hua Qiang Certified
                                        Public Accountants, PRC qualified
                                        accountants;

"Associate"                             the meaning ascribed to it in the Hong
                                        Kong Listing Rules;

"Closing"                               the closing of the Acquisition;

"CLSA"                                  CLSA Equity Capital Markets Limited;

"Company"                               Huaneng Power International, Inc.;

"Directors"                             the directors of the Company;

"EGM" an extraordinary general meeting of the Company shareholders to be held for shareholders of the Company to consider and approve the Acquisition;

"HIPDC"                                 Huaneng International Power
                                        Development Corporation;

"Hong Kong Listing Rules"               the Rules Governing the Listing of
                                        Securities on the Hong Kong Stock
                                        Exchange;

"Huaneng Group"                         China Huaneng Group;

"Huaneng Group Interest" the 30% equity interest in Shanghai Shidongkou First Power Plant and 5% equity interest in Jiangsu Taicang Power Plant, which are expected to be transferred to Huaneng Group pursuant to China's electricity industry restructuring plan and to be sold to the Company;

"Independent Directors"                 the independent directors of the
                                        Company, who are invited to advise the
                                        Independent Shareholders in connection
                                        with the Acquisition;

"Independent Shareholders"              shareholders of the Company other than
                                        HIPDC and its Associates;

"Jiangsu Taicang Power Plant"           Suzhou Industrial Park Huaneng Power
                                        Limited Liability Company, a company
                                        with limited liability incorporated in
                                        the PRC;

"JPMorgan"                              J.P. Morgan Securities (Asia Pacific)
                                        Limited;

"Latest Practicable Date"               publication of this circular for
                                        ascertaining certain information
                                        referred to in this circular;

                                        "PRC" the People's Republic of China;

                                        "Previous Acquisition" the acquisition
                                        by the Company of, amongst other
                                        things, certain interests in the
                                        Target Power Plants, details of which
                                        were set out in the Company's
                                        announcement dated 9th May 2002 and
                                        circular dated 13th May 2002;

                                        "RMB" the lawful currency of the PRC;

"SDI Ordinance"                         Securities (Disclosure of Interests)
                                        Ordinance (Chapter 396 of the Laws of
                                        Hong Kong);

"Shanghai Listing Rules"                The Listing Rules of Shanghai Stock
                                        Exchange;

"Shanghai                               Shidongkou First Shanghai Shidongkou
                                        Power Limited Company, a company with
                                        limited liability incorporated in the
                                        PRC; Power Plant"

"Stock Exchange"                        The Stock Exchange of Hong Kong
                                        Limited;

"Target Power Plant  s"                 Shanghai Shidongkou First Power Plant
                                        and Jiangsu Taicang Power Plant;

"Transfer                               Agreement" the transfer agreement
                                        dated 15th November 2002 entered into
                                        by the Company and Huaneng Group
                                        relating to the purchase of the
                                        Huaneng Group Interest; and

"Zhonghua"                              Zhonghua Financial and Accounting
                                        Consulting Company, a qualified assets
                                        appraisal firm in China.

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                             LETTER FROM THE BOARD
------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
           (A Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)


Directors:                                           Legal Address:

Li Xiaopeng              Xu Zujian                   West Wing, Building C,
Wang Xiaosong            Liu Shuyuan                 Tianyin Mansion,
Ye Daji                  Bai Changnian               No. 2C Fuxingmennan Street,
Chen Baoliang            Shen Weibing                Xicheng District,
Huang Long               Shen Zongmin                Beijing 100031,
Hu Jianmin                                           People's Republic of China.
Wu Dawei
Liu Guoyue
Wang Defang
Shan Qunying
Yang Shengming

Independent Directors:

Gao Zongze
Zheng Jianchao
Qian Zhongwei


                                                             22nd November 2002


To the Shareholders


Dear Sir or Madam,


                                  CONNECTED TRANSACTION


 1.   INTRODUCTION

      On 16th November 2002, the Board of Directors announced that the Company had entered into a Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire the Huaneng Group Interest for a total consideration of RMB415 million. The Acquisition is expected to be funded by the Company's internal cash reserves. The purchase price for the Acquisition is based on normal commercial terms and was determined through arm's length negotiation between the Company and Huaneng Group.

      Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 domestic shares in the Company, representing 42.58% of the total issued share capital (domestic shares and H Shares) of the Company. Accordingly, the Acquisition contemplated by the Transfer Agreement constitutes a connected transaction for the Company within the meaning of the Hong Kong Listing Rules, and is subject to approval by the Independent Shareholders.

      The Company and the Independent Directors have reviewed the Acquisition. The Company has appointed JPMorgan as the financial adviser in connection with the Acquisition. The Company has also appointed CLSA as the independent financial adviser to provide opinions to the Independent Directors in connection with the Acquisition.

      Please refer to the Company's announcement dated 9th May 2002 and circular dated 13th May 2002 regarding the Previous Acquisition. The consideration in respect of the Previous Acquisition was RMB2,050 million.

      The purpose of this circular is to provide you with further information in relation to the Acquisition and the Transfer Agreement, and to set out the recommendation of the Independent Directors and the Notice of the EGM.


2.   TRANSFER AGREEMENT

      The Transfer Agreement was approved by the Directors at the board meeting on 15th November 2002 and signed by Huaneng Group and the Company on that day.

      Date:                          15th November 2002

      Parties:                       Seller: Huaneng Group

                                     Purchaser: the Company

      Huaneng Group Interest
      to be acquired:                (i)    Huaneng Group Interest in the
                                            registered  capital of Shanghai
                                            Shidongkou First Power Plant; and

                                     (ii)   Huaneng Group Interest in the
                                            registered capital of Jiangsu
                                            Taicang Power Plant.

      Consideration:                 The consideration for the Acquisition is
                                     RMB415 million payable in cash on the
                                     Closing date. The purchase price for the Acquisition was determined on the basis of normal commercial terms and arm's length negotiation between the parties thereto. The Acquisition, when aggregated with the Previous Acquisition, does not constitute a disclosable transaction under the Hong Kong Listing Rules.

      Conditions:                    Closing is subject to the satisfaction or
                                     waiver of the following conditions:

                                     (1) Conditions which need to be satisfied
                                         or waived (except for condition (a)) by
                                         both parties:

                                        (a) Huaneng Group has obtained the
                                            legal ownership of the Huaneng
                                            Group Interest;

                                        (b) CLSA, the independent financial
                                            adviser to the Independent
                                            Directors, has advised the
                                            Independent Directors that the
                                            terms and conditions of the
                                            transactions contemplated under
                                            the Acquisition are fair and
                                            reasonable so far as the
                                            Independent Shareholders are
                                            concerned;

                                        (c) the Independent Directors
                                            recommended that the shareholders
                                            vote in favour of the Acquisition
                                            and the Transfer Agreement;

                                        (d) the Transfer Agreement and the
                                            Acquisition have been approved and
                                            adopted by the Independent
                                            Shareholders;

                                        (e) the relevant PRC government
                                            agencies have no objection to the
                                            Acquisition; and

                                        (f) the Company has obtained all
                                            necessary government approvals on
                                            the Transfer Agreement and the
                                            Acquisition.

                                     (2) Conditions which the Company may
                                         waive under the Transfer Agreement:

                                        (a) representations and warranties of
                                            Huaneng Group in the Transfer
                                            Agreement are true and complete in
                                            all material respects; and

                                        (b) Huaneng Group has fulfilled in all
                                            material respects its obligations
                                            under the Transfer Agreement.

                                     (3) Agreement:

                                        (a) representations and warranties of
                                            the Company in the Transfer
                                            Agreement are true and complete in
                                            all material respects; and

                                        (b) the Company has fulfilled in all
                                            material respects its obligations
                                            under the Transfer Agreement.

      Completion:                    Closing shall take place on the day
                                     agreed upon by both parties, within 30
                                     days after the conditions have been
                                     satisfied or waived.


3.   REASONS FOR THE ACQUISITION AND PRICING FACTORS

      One of the Company's development strategies is placing equal emphasis on acquiring existing power plants and developing new power plants. Capturing a greater market share in the coastal regions with increasing demand for power will enable the Company to continue its earnings growth. The Acquisition will further increase the Company's market share in Eastern China, a region with high economic growth and strong demand for power, which is consistent with the Company's long-term development strategy.

      After the completion of the Acquisition, the Company will gain 390 MW of additional net generation capacity, and thus its total net generation capacity will increase to 14,285 MW.

      All generation units of the Target Power Plants under the Acquisition are coal-fired units made in the PRC. The average availability factor of the Target Power Plants in 2001 was 93.8%, slightly higher than the Company's level of 92.18% in 2001. The average utilization hours in 2001 were 6,068 hours for Shanghai Shidongkou First Power Plant and 5,781 hours for Jiangsu Taicang Power Plant, which were higher than the Company's average actual utilization hours of 5,166 hours in 2001. The total on-grid output of the Target Power Plants in 2001 reached approximately 10.2 billion kWh, out of which the Huaneng Group Interest accounted for approximately 2.2 billion kWh, which is equivalent to 4.1% of the 54.1 billion kWh total on-grid output of the Company in 2001.

      The Company believes that the Acquisition will enhance its effective management of the Target Power Plants. After the completion of the Acquisition, the Shanghai Shidongkou First Power Plant will be wholly-owned by the Company and the Company's interest in the Jiangsu Taicang Power Plant will be increased to 75%. Further, according to the unaudited financial information, the total net profit after taxation of the Shanghai Shidongkou First Power Plant and the Jiangsu Taicang Power Plant for the 9 month period ending on 30th September 2002 is RMB101.45 million and RMB83.42 million, respectively. Profit attributable to the Huaneng Group Interest in respect of the Shanghai Shidongkou First Power Plant and the Jiangsu Taicang Power Plant is RMB30.44 million and RMB4.17 million, respectively. The Acquisition will be beneficial for increasing the Company's profits in the future.

      The Acquisition price has been determined through arm's length negotiations between the two parties and their respective financial advisers, taking into account various factors, including the market environments, the operating conditions of the Target Power Plants, the Target Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered all the appraisal reports provided by Zhonghua. According to the appraisal reports provided by Zhonghua, the value of the Huaneng Group Interest is RMB413 million. According to the financial statements for the year 2001 of each Target Power Plant audited by Arthur Andersen o Hua Qiang, the net assets value (book value) of the Shanghai Shidongkou First Power Plant and the Jiangsu Taicang Power Plant attributable to the Huaneng Group Interest is RMB128.9 million and RMB34.9 million, respectively. The consideration is 153% higher than such net assets values in total. The book value reflected the comparatively low amount of the historical construction costs and has taken into account depreciations of those assets. Whereas, the consideration has reflected the value of the Target Power Plants which can be generated through their future operation.

      The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.


4.   INFORMATION REGARDING THE POWER PLANTS

      (1) Overview of the provinces and municipality where the Power Plants are located

            The Target Power Plants are located in the affluent Eastern China region. The Eastern China Power Grid is one of the largest inter-provincial grids in the PRC in terms of installed capacity. By the end of 2000, the installed capacity of the three provinces and one municipality in Eastern China (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai Municipality) reached approximately 56,663 MW. In 2000, the power consumption of these three provinces and one municipality reached approximately 260.8 billion kWh, representing an increase of 14.7% over that in 1999. A summary of the power market conditions in Shanghai Municipality and Jiangsu Province where the Target Power Plants are located is as follows:

            Shanghai Municipality

                  Shanghai Municipality holds the leading position in China's industrial, business and financial services sectors. The development of the Pudong Development Area during the past ten years has further strengthened Shanghai's leading position in the Yangtse River delta. In 2000, Shanghai had a population of approximately 16.74 million. In 2001, Shanghai's GDP reached RMB495.1 billion and the average annual GDP growth rate over the past ten years from 1992 to 2001 has exceeded 10%.

                  By the end of 2000, the installed capacity in Shanghai
            Municipality reached approximately 10,604 MW. In 2000, the power consumption of Shanghai Municipality reached approximately 55.94 billion kWh, representing an increase of 11.6% over that in 1999.

      Jiangsu Province

             Jiangsu Province is one of the most affluent provinces in the PRC. By the end of 2000, Jiangsu Province had a population of approximately
      74.38 million in an area of 102,600 sq.km., and it is the most densely populated province in the PRC. In 2001, Jiangsu Province's GDP reached RMB951.5 billion and it maintains being one of the highest annual growth rates of Gross Domestic Product in the PRC over the past ten years.

            By the end of year 2000, the installed capacity in Jiangsu Province reached approximately 19,252 MW. In 2000, the power consumption in Jiangsu Province reached approximately 97.13 billion kWh, representing an increase of 14.6% over that in 1999.

(2)   Description of the Target Power Plants

      (The power tariffs mentioned below do not include value-added tax)


      Shanghai Shidongkou First Power Plant

            Shanghai Shidongkou First Power Plant is located in the northern region of the Shanghai Power Grid. It has a total installed capacity of 1,200 MW and was a major energy infrastructure construction project of the PRC during the Seventh Five Year Plan period. It is the first harbour side power plant which has an installed capacity exceeding 1,000 MW within the Shanghai Power Grid. The plant comprises 4 X 300 MW domestic coal-fired generation units, which commenced operation in February 1988, December 1988, September 1989 and May 1990 respectively, and has an economic life of 15 years. Details of the analysis of the economic life of the power plant are set out in the 2001 financial statements audited by Arthur Andersen o Hua Qiang. At present, the four generation units are operating normally. The plant generated a total volume of electricity of 7.28 billion kWh in the year 2001 and its internal consumption rate was 5.9%. The power plant's power tariff was determined in accordance with the approval granted by the Shanghai Municipal Pricing Bureau.

            Huaneng Group originally owned 70% interest in Shanghai Shidongkou First Power Plant. According to a transfer agreement between the Company and Huaneng Group dated 9th May 2002, Huaneng Group transferred its 70% interest in Shanghai Shidongkou First Power Plant to the Company (for details, please see the announcement made by the Company on 10th May 2002 and the circular issued by the Company on 13th May 2002). Such transfer was completed on 1st July 2002.

            The remaining 30% interest is held by Shanghai Municipal Power Corporation which is expected to be transferred to Huaneng Group pursuant to China's electricity industry restructuring plan. Upon Closing, Shanghai Shidongkou First Power Plant will be wholly owned by the Company. According to the Company Law of the PRC, except for those wholly owned by the State, limited liability companies shall have two or more than two shareholders. As such, after completion of the Acquisition, the Company will cancel Shanghai Shidongkou First Power Plant's independent legal person status.

      Jiangsu Taicang Power Plant

            Jiangsu Taicang Power Plant is located in the most affluent area in the vicinity of Suzhou, Wuxi and Changzhou, and has a total installed capacity of 600 MW. Jiangsu Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park. Jiangsu Taicang Power Plant comprises 2 X 300 MW domestic coal-fired generation units, which commenced operation in December 1999 and April 2000 respectively, and has an economic life of 15 years. Details of the analysis of the economic life of the power plant are set out in the 2001 financial statements audited by Arthur Andersen o Hua Qiang. At present, the two generation units are operating normally. The plant generated a total volume of electricity of 3.47 billion kWh in year 2001 and its internal consumption rate was 4.8%. The power plant's power tariff was determined in accordance with the approval given by the Jiangsu Provincial Pricing Bureau.

            Huaneng Group originally owned 70% interest in Jiangsu Taicang Power Plant. According to a transfer agreement between the Company and Huaneng Group dated 9th May 2002, Huaneng Group transferred its 70% interest in Taicang Power Plant to the Company (for details, please see the announcement made by the Company on 10th May 2002 and the circular issued by the Company on 13th May 2002). Such transfer was completed on 1st July 2002. At present, the other owners of Jiangsu Taicang Power Plant are Suzhou Industrial Park Company Limited, China-Singapore Suzhou Industrial Park Development Company, Jiangsu Provincial Power Company, Jiangsu International Trust and Asset Management Group Limited and Taicang Energy Development Company, which are holding 10%, 6%, 5%, 5% and 4% interest, respectively. The 5% equity interest owned by Jiangsu Provincial Power Company mentioned above is expected to be transferred to Huaneng Group pursuant to China's electricity industry restructuring plan.

            Upon Closing, the Company will hold 75% interest in Jiangsu Taicang Power Plant.

            The following table sets out certain operating data of the Target Power Plants for 2001:

                                                        Shanghai         Jiangsu
                                                Shidongkou First         Taicang
                                                     Power Plant     Power Plant


Installed capacity (MW)                                    1,200             600
Generation volume (billion kWh)                             7.28            3.47
Utilisation hours (hours)                                  6,068           5,781
Availability factor (%)                                    92.3%           96.8%
Internal consumption rate (%)                               5.9%            4.8%
Weighted average on-grid power tariff (RMB/MWh)              224             287
Coal consumption rate for power sold (grams/kWh)             358             338
Unit fuel cost for power sold (RMB/MWh)                      106             101


5.    SELECTED FINANCIAL INFORMATION OF THE TARGET POWER PLANTS

      The following is a summary of the financial information of the Target Power Plants for the year ended 31st December 2001. The financial information has been extracted from the financial statements of the Target Power Plants audited by Arthur Andersen o Hua Qiang:

                                                 Shanghai              Jiangsu
                                         Shidongkou First              Taicang
                                              Power Plant          Power Plant

                                          (RMB in millions, except percentage)

Total assets:                                     1,264.9              2,507.4
   Cash and bank deposits                           127.3                 91.7
   Total accounts receivable                        171.6                222.3
Total liabilities:                                  835.2              1,809.0
   Borrowings                                       790.1              1,660.7
Net assets                                          429.7                698.4
Revenue from principal business                   1,532.6                949.2
Depreciation cost                                   202.2                168.9
Profit from principal business                      316.7                356.4
Applicable tax rate                                   33%                  33%
Net profit:                                         130.4                169.0
Huaneng Group Interest                                30%                   5%
Net assets attributable to
Huaneng Group Interest
according to the above ratio                       128.9                 34.9


      The audited financial statements of the Power Plants have been prepared based on the applicable accounting standards and regulations in the PRC ("PRC GAAP"), which differs in certain material respects from International Financial Reporting Standards ("IAS"). The Directors estimate that the significant unaudited IAS adjustments to the income statement would include the following:

      (a) Under PRC GAAP, the operating costs and interest expenses incurred during the six-month trial production period were capitalized as part of the construction costs of the generators constructed in previous years. Depreciation was provided starting from the month following the completion of the trial production period. Under IAS, depreciation should be provided when the generators were ready for use (i.e. upon completion) and all expenses incurred (including interest expenses) should be charged to the income statement thereafter. For the year ended 31st December 2001, depreciation expense charged to the income statement under IAS was lower than that charged under PRC GAAP.

      (b) The Power Plants have sold staff quarters to its employees at preferential prices. The cost of such housing benefits represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Under PRC GAAP, in accordance with the relevant regulations issued by the Ministry of Finance, costs relating to a housing benefits scheme approved by the government before 6th September 2000 were charged to opening retained earnings as of 1st January 2001, while those approved after 6th September 2000 were charged to non-operating expenses as incurred. Under IAS, the costs are recognised on a straight-line basis over the estimated remaining average service life of the employees. Under PRC GAAP, a substantial portion of the cost of housing benefits were charged to opening retained earnings as of 1st January 2001, whereas under IAS such costs were amortised in 2001. Accordingly, for the year ended 31st December 2001, the cost of housing benefits charged to the income statement under IAS was higher than that charged under PRC GAAP.

      (c) Under PRC GAAP, the impact of deferred taxation is not recorded. Under IAS, deferred taxation is provided, using the liability method, on all significant timing differences. For the year ended 31st December 2001, taxation charged to the income statement under IAS was more than that charged under PRC GAAP.

      Reconciliation between PRC GAAP and IAS (for the year ended 31st December 2001):

                                           Shanghai              Jiangsu
                                   Shidongkou First              Taicang
                                        Power Plant           Power Plant           Total
                                                        (RMB in millions)

Net profit under PRC GAAP                     130.4                169.0            299.4
(a)     Depreciation charges                   36.1                   --             36.1
(b)     Housing benefits                      (0.6)                (5.4)            (6.0)
(c)     Deferred tax charges                  (0.4)                (4.2)            (4.6)
                                              -----                -----            -----

Net profit under IAS                          165.5                159.4            324.9
                                              =====                =====            =====


      Taking into consideration the major IAS adjustments, the unaudited net profit after taxation under IAS of Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant for the year ended 31st December 2001 were estimated to be approximately RMB165.5 million and RMB159.4 million respectively. The aggregate amount of the unaudited net profit after taxation under IAS of the Target Power Plants for the year ended 31st December 2001 was estimated to be approximately RMB324.9 million, representing approximately 9% increase in the aggregate amount of net profit after taxation under PRC GAAP.


6.   CONNECTED TRANSACTION UNDER SHANGHAI LISTING RULES

      As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

      The Acquisition constitutes a connected transaction under the Shanghai Listing Rules, which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to the Shanghai Connected Transactions.

      In accordance with Rule 7.3.11(9) and Rule 7.3.12 of the Shanghai Listing Rules, the Company has appointed Beijing H&J Vanguard Consulting Limited ("Hejun") as the PRC independent financial advisor in respect of the Acquisition.

      Upon careful and necessary enquiry, Hejun is of the view that the Acquisition has met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company. Hejun is of the view that the relevant legal procedures and disclosure requirements have been followed and met, reflecting the principles of equality, justice and reasonableness; and the Acquisition will not in any way affect the interests of either the Company or the non-connected shareholders.

      The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition; and (2) the Acquisition is fair to the Company's shareholders.


7.   THE EGM

      The Company will convene an EGM at 9 a.m. on 31st December 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, PRC to consider the approval of the Acquisition (including the Transfer Agreement). Huaneng Group and its Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement). Notice of the EGM is set out on pages 25 to 27 in this circular.

      A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting is enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 11th December 2002. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.


8.   RECOMMENDATION

      According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreement). CLSA has been appointed as an independent financial adviser to advise the Independent Directors with respect to the fairness and reasonableness of the Acquisition (including the Transfer Agreement).

      The Independent Directors, having taken into account the advice of CLSA, consider the terms of the Transfer Agreement to be fair and reasonable insofar as the Independent Shareholders are concerned and consider the transaction contemplated by the Transfer Agreement to be in the interests of the Company and its shareholders. Accordingly, the Independent Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition and the Transfer Agreement at the Extraordinary General Meeting.


9.    OTHER INFORMATION

      Your attention is also drawn to the letter from the Independent Directors and the letter from CLSA, which sets out its advice to the Independent Directors, and the additional information set out in the appendices of this circular.

                                                    Yours faithfully,
                                                   For and on behalf of
                                            Huaneng Power International, Inc.
                                                      Wang Xiaosong
                                                      Vice Chairman

------------------------------------------------------------------------------
                     LETTER FROM THE INDEPENDENT DIRECTORS
------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                                                  Registered office:
                                                  West Wing, Building C
                                                  Tianyin Mansion
                                                  2C Fuxingmennan Street
                                                  Xicheng District
                                                  Beijing 100031
                                                  The People's Republic of China

                                                  22nd November 2002

To the Independent Shareholders

Dear Sir or Madam,

                             CONNECTED TRANSACTION

      We, the Independent Directors of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisition, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 22nd November 2002, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

      Under the Hong Kong Listing Rules, the Acquisition and the Transfer Agreement constitute connected transactions for the Company. Accordingly, the Acquisition and the Transfer Agreement will require the approval of the Independent Shareholders at the Extraordinary General Meeting.

      We wish to draw your attention to the letter of advice from CLSA set out on pages 15 to 22 of the Circular. We have discussed the letter and the opinion contained in it with CLSA.

      We have also considered the opinion of Beijing H&J Vanguard Consulting Limited with respect to the Acquisition.

      Having considered, inter alia, the factors and reasons considered by, and the opinion of, CLSA, as stated in its aforementioned letter, we consider the Acquisition and the Transfer Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions in the Notice of Extraordinary General Meeting set out at the end of the Circular to be proposed at the Extraordinary General Meeting to be held on 31st December 2002 and thereby approve the Acquisition and the Transfer Agreement.

                                                         Yours faithfully,
                                       Gao Zongze Zheng Jianchao Qian Zhongwei
                                                     Independent Directors

------------------------------------------------------------------------------
                LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
------------------------------------------------------------------------------

[GRAPHIC OMITTED]
CLSA logo
------------------------------------------------------------------------------
                         ASIA.LATIN AMERICA.EMERGING EUROPE.MIDDLE EAST.AFRICA

                                                            22nd November 2002


To the Independent Directors of
   Huaneng Power International, Inc.


Dear Sirs,


                             CONNECTED TRANSACTION

      We refer to our engagement under which CLSA Equity Capital Markets Limited ("CLSA") has been appointed to advise the Independent Directors in connection with the terms of the Acquisition. Pursuant to the Listing Rules, the Acquisition constitutes a connected transaction for the Company and is subject to the approval of the Independent Shareholders at a general meeting. Details of the Acquisition are set out in the letter from the Board included in the circular dated 22nd November 2002 (the "Circular") issued by the Company to its shareholders ("Shareholders" and individually each a "Shareholder"). This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

      In our capacity as independent financial adviser to the Independent Directors, our role is to give an independent opinion as to whether the terms of the Acquisition are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Directors has been prepared and delivered in accordance with the requirements of the Listing Rules for the purposes of assisting the Independent Directors in their duties to evaluate the terms of the Acquisition and for no other reason. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

      In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.





CLSA Equity Capital Markets Limited
------------------------------------------------------------------------------
18/F, One Pacific Place, 88 QUeensway, Hong Kong TeL (852) 2600 8888
Fax: (852) 2877 0110 Telex: 81678 CLSA HX www.clsa.com

------------------------------------------------------------------------------
                LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
------------------------------------------------------------------------------

      We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Target Power Plants or the Company. Additionally, we did not conduct any physical inspection of the properties or facilities of the Target Power Plants or the Company. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Directors, we have not been involved in the negotiations in respect of the terms of the Acquisition. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition will be fully performed in accordance with the terms thereof.

      Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Directors. As a result, circumstances could develop prior to completion of the Acquisition that, if known at the time we rendered our opinion, would have altered our opinion.

      CLSA is a registered investment adviser under the Securities Ordinance (Chapter 333 of the laws of Hong Kong) and together with its affiliates provide a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and the accounts of customers. We will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

      In arriving at our opinion with regard to the terms of the Acquisition, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.    The Transfer Agreement

      On 16th November 2002, the Directors announced that the Company had entered into the Transfer Agreement, pursuant to which, the Company agreed to acquire from Huaneng Group its 30% interest in Shanghai Shidongkou First Power Plant and 5% interest in Jiangsu Taicang Power Plant, for a consideration of RMB415 million (approximately HK$391million), which is payable in cash on completion of the Acquisition.

      Details of the Acquisition are set out in the letter from the Board contained in the Circular.


2.    Reasons for the Acquisition

      The Target Power Plants are located in the coastal regions of Shanghai Municipality and Jiangsu Province respectively. The Directors believe that the Acquisition will further increase the Company's market share in Eastern China, which is a region with high economical growth and strong demand for power. The Directors believe the Acquisition is consistent with the Company's long-term development strategy. After the completion of the Acquisition, the total net installed capacity of the Company will increase to 14,285MW, representing an increase of 390MW.

      For further details of the reasons for the Acquisition, please refer to the letter from the Board contained in the Circular.


3.    Interest to be acquired

      Set out below are certain financial information of the Target Power Plants extracted from the audited financial statements of the Target Power Plants as at 31st December 2001 prepared under PRC GAAP and after taking into account the unaudited adjustments in order to comply with IAS.

      In RMB million unless stated otherwise

                                                                                                Equity
                                                                           Book  Installed    Interest
                                                                Net    Value of   Capacity       to be
                                Location           Sales     Profit      Equity       (MW)    acquired

      Shanghai Shidongkou       Shanghai         1,532.6      165.5       312.4    1,200.0         30%
         First Power Plant      Municipality
      Jiangsu Taicang           Jiangsu            949.2      159.4       750.7      600.0          5%
         Power Plant            Province


      We have also considered the unaudited management accounts of the Target Power Plants for the nine-month period ended 30th September 2002 as supplied to us by the Directors of the Company. We noted that the net profits of Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant for the 2002 nine-month period were Rmb101.45 million and Rmb83.42 million respectively under PRC GAAP, which compare to Rmb130.37 million and Rmb169.01 million respectively under PRC GAAP for the full year 2001. We understand from the Directors that the net profit of Jiangsu Taicang Power Plant for the 2002 nine-month period was adversely affected by, inter-alia, a non-operating expense of Rmb43.94 million which relates to the losses incurred in the sale of staff quarters to employees, and which is considered a non-recurring extra-ordinary expense by the Directors.

      Further details relating to the Target Power Plants are set out in the letter from the Board in the Circular.


4.    Funding of the Acquisition

      The consideration for the Acquisition will be funded by internal resources of the Company.

      As disclosed in the financial statements as at 30th June 2002, the Company had total cash and cash equivalent resources of approximately RMB4,791 million, and its long term and short term debts were approximately RMB10,785 million, representing a net debt to equity ratio of approximately 21%. The Directors believe the Company will have sufficient resources for future working capital purposes after the Acquisition.


5.    Consideration and valuation

      The consideration was determined through arm's length negotiations and based on normal commercial terms between the parties thereto, after taking into account the appraisal conducted by Zhonghua, an independent appraiser qualified in the PRC.

      According to the audited accounts under PRC GAAP and the unaudited adjustments to comply with IAS, the net book value of the Huaneng Group Interest as at 31st December 2001 was RMB163.8 million in accordance with PRC GAAP and RMB131.3 million in accordance with IAS. The consideration for the acquisition of the Huaneng Group Interest of RMB415 million (approximately HK$391 million) represents approximately a premium of 153% and 216% to the net book value under PRC GAAP and IAS respectively. Under PRC GAAP, the Acquisition price represents 8.7 times of 2001 earnings attributable to the Huaneng Group Interest and implies a ratio of 4.1 of enterprise value to 2001 EBITDA attributable to the Huaneng Group Interest. Taking into account the unaudited adjustements to comply with IAS, the Acquisition price represents
7.2 times of 2001 earnings attributed to the Huaneng Group Interest and implies an enterprise value to 2001 EBITDA ratio of 4.2.

      In formulating our opinion, we have considered the current market multiples of various comparable and listed companies based in the PRC and other Asian countries based on their respective market price as at the Latest Practicable Date and their latest available full year financial statements.

      Set out below are certain details of the comparable listed companies that are engaged in the power generation business.

      For the purpose of comparison only, we have considered various measures including:

         -- the enterprise value to net sales ratio,

         -- the enterprise value to EBITDA ratio,

         -- the enterprise value to EBIT ratio,

         -- the price to earnings ratio,

         -- the price to book value of equity ratio,

         -- the price to cash flow ratio,

         -- the enterprise value per MW ratio,

based on publicly available data as at the Latest Practicable Date and the listed companies' latest available full year financial statements.

                                              EnterpriseEnterprise Enterprise             Price/
                                                  Value/    Value/     Value/  Price/ Book Value     Price/ Enterprise
                                      Country  Net Sales    EBITDA       EBITEarnings  of Equity  Cash Flow  Value/ MW
                                                       X         X          X       X          X          X  (US$'000/
                                                                                                                   MW)


PRC H SHARE
Beijing Datang Power
   Generation Co. Ltd                     PRC        2.6       5.4        8.2     9.9        1.0        5.7      417.5
Huaneng Power Int'l Inc.                  PRC        2.8       5.3        8.8    11.4        1.4        5.9      493.1
Shangdong Int'l Power
   Development Co. Ltd.                   PRC        2.3       4.6        6.4     7.0        1.2        4.0      400.5


   Average                                           2.6       5.1        7.8     9.5        1.2        5.2      437.0


PRC B SHARE
Shenzhen Nanshan Power
   Station Co. Ltd                        PRC        2.3       6.9        9.3    13.1        2.5        8.8      608.0
Heilongjiang Electric
Power Co. Ltd                             PRC        3.7       9.2       13.6    18.0        1.6       11.6      453.9
Zhejiang Southeast
Electric Power Co. Ltd                    PRC        3.0       7.0       10.3    14.1        1.8        8.6      743.0

Guangdong Electric
  Power Development Co. Ltd               PRC        2.6       4.7        6.2    10.7        1.7        6.4      565.0


   Average                                           2.9       7.0        9.9    14.0        1.9        8.9      592.4


HONG KONG
CLP Holdings Ltd                    Hong Kong        3.3       7.6        8.1    10.5        2.2        9.6        N/M
Hong Kong Electric
   Holdings Ltd                     Hong Kong        7.4       8.9       10.8    10.2        2.0        8.2        N/M


   Average                                           5.3       8.2        9.4    10.3        2.1        8.9        N/M





                                                                                      Price/
                                               Value/    Value/     Value/  Price/ Book Value     Price/ Enterprise
                                  Country Net  Sales    EBITDA       EBITEarnings  of Equity  Cash Flow  Value/ MW
                                                   X         X          X       X          X          X  (US$'000/
                                                                                                               MW)
OTHER ASIAN COUNTRIES
Malakoff Berhad                   Malaysia        3.6       6.2        7.5    10.9        1.6        7.3      600.3
Powertek Berhad                   Malaysia        4.8       8.8       11.1    11.6        2.3        8.2      501.3
YTL Power Int'l Berhad            Malaysia        4.1       6.8        8.1    14.4        1.6       11.2      501.6
Manila Electric Company           Philippines     0.3       4.5        9.2    10.0        0.2        2.3        N/M
Electricity Generating
  Public Co. Ltd                  Thailand        4.0       5.4        7.4     6.6        1.0        3.8      460.8
Ratchaburi Electricity
Generating Holding
  Public Co Ltd                   Thailand        2.1       6.7        8.7     8.2        1.3        5.9      232.4
Korea Electric Power Corp.        South Korea     1.9       4.4        9.7     7.4        0.4        1.9      631.4
                                                -----     -----      -----   -----      -----      -----      -----

   Average                                        3.0       6.1        8.8     9.9        1.2        5.8      488.0


   Overall Sample                                 3.2       6.4        9.0    10.9        1.5        6.8      508.4
Average


Huaneng Group Interest                            1.4       4.2        6.4     7.2        3.2        3.6      214.4

Source: Bloomberg and annual reports of the respective companies


Notes:


For the purpose of comparison only:

(1) The ratios were calculated on the basis of the companies' respective market capitalisation determined as according to Bloomberg as at the Latest Practicable Date and the companies' financial data as at the end of financial year 2001 as according to Bloomberg and the companies' respective annual reports.

(2)   Price refers to market capitalisation as at the Latest Practicable Date.

(3) Enterprise Value refers to the sum of market capitalisation as at the Latest Practicable Date and net indebtedness as at the end of financial year 2001.

(4) Earnings refer to net profit excluding extraordinary items as according to the finanical statements for financial year 2001.

(5) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as according to the finanical statements for financial year 2001.

(6) EBIT refers to the earnings before interest and tax as according to the financial statements for financial year 2001.

(7) Cash Flow refers to the sum of net profit and amortisation and depreciation expenses as according to the finanical statements for financial year 2001.

(8) MW refers to the announced or installed capacity in megawatt of the respective companies.

(9) We have derived the implied valuation multiples of the Huaneng Group Interest on the basis of the consideration and the audited financial statements of the Target Power Plants as at 31st December 2001 prepared in accordance with PRC GAAP and after taking into account the unaudited adjustments in order to comply with IAS.

(10) The country and regional averages are included for the convenience of the reader only and do not necessarily represent the actual country and regional averages if other power generation companies are included.

(11)  N/M means "not meaningful".

(12)  An exchange rate of RMB8.3=US$1.0 has been used.

(13)  An exchange rate of HK$7.8=US$1.0 has been used.

(14)  An exchange rate of Malaysian Ringgit 3.8=US$1.0 has been used.

(15)  An exchange rate of Philippines Peso 53.4=US$1.0 has been used

(16)  An exchange rate of Thai Baht 43.5=US$1.0 has been used.

(17)  An exchange rate of Korean Won 1,208.5=US$1.0 has been used.


      As indicated earlier, the consideration for the Acquisition represents approximately 2.5 times and 3.2 times of the book value of Huaneng Group Interest as at 31st December 2001 under PRC GAAP and IAS respectively. As stated in the letter from the Board contained in the Circular, the book value reflected the comparatively low amount of the historical costs of construction and has taken into account depreciation of those assets, whereas the consideration reflects the value of the Target Power Plants which can be generated by their operation. The book value of Huaneng Group Interest is stated net of the attributable portion of the debts of the Target Power Plants, which, after netting of the attributable portion of cash and bank deposit, amounted to approximately Rmb277 million as at 31st December 2001 under PRC GAAP. Save for this price to book value of equity multiple, the consideration for the Acquisition as multiples to the other measures set out in the above table is within the ranges of the multiples of the comparable companies set out in the table. However, because of the inherent differences between the businesses, operations and prospects of the Target Power Plants and those of the companies included in the comparable companies group, the market multiples comparison above should be used with care.

      Having considered the above-mentioned principal factors (items 1 to 5), we are of the opinion that the transactions contemplated under the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned.


OPINION

      Having considered the above-mentioned principal factors, we are of the opinion that the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned and the transactions contemplated thereunder are in the interest of the Company as a whole.

                                                   Yours faithfully
                                                 For and on behalf of
                                          CLSA Equity Capital Markets Limited
                                                     William Yeung
                                                   Managing Director

--------------------------------------------------------------------------------
APPENDIX 1                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.


2.    DISCLOSURE OF INTERESTS

      (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in the securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which (i) would be required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which a Director or Supervisor would be taken or deemed to have under section 31, or Part I of the schedule to, the SDI Ordinance); or (ii) would be required to be entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance; or (iii) would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

      (b) As at the Latest Practicable Date, HIPDC held 2,554,840,000 Domestic Shares, representing approximately 42.58% of the total issued share capital (both domestic shares and foreign shares) of the Company. Apart from HIPDC and Huaneng Group which holds 51.98% of the equity interest in HIPDC, so far as is known to the Directors or Supervisors, as at the Latest Practicable Date, there was no other person who was interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

      (c) None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

      (d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

      (e) As at the Latest Practicable Date, CLSA does not have any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

      (f) As at the Latest Practicable Date, none of the Directors or Supervisors nor CLSA had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December 2001, the date to which the latest published financial statements of the Company and its subsidiaries were made up.


3.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December 2001, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.


4.    CONSENT

      CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which they appear.


5.    MISCELLANEOUS

      (1) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

      (2) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

      (3)  The secretary of the Company is Mr. Huang Long.

      (4) The following is the qualification of the expert who has given an opinion or advice which is contained in this circular:

           CLSA:         Registered investment adviser


6.   DOCUMENTS FOR INSPECTION

      Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 30th December 2002:

      (1) the Transfer Agreement;


      (2) the letter from the Independent Directors as set out in this circular;

      (3) the letter from CLSA as set out in this circular;

      (4) the written consent referred to in paragraph 4 of this appendix;

      (5) the annual report of the Company for the year ended 31st December 2001; and

      (6) the articles of association of the Company.

------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)


      Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 31st December 2002 (Tuesday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolution:


                             Ordinary resolution:

      "The terms of the Transfer Agreement (as defined in the announcement made by the Company dated 16th November 2002) entered into by the Company and China Huaneng Group on 15th November 2002, and the transaction contemplated therein is hereby approved and confirmed."

                                                          By Order of the Board
                                                               Huang Long
                                                           Company Secretary


16th November 2002


Registered address of the Company:
West Wing, Building C, Tianyin Mansion,
2C Fuxingmennan Street, Xicheng District,
Beijing 100031,
The People's Republic of China


Notes:


1.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 6th December 2002 are eligible to attend the Extraordinary General Meeting.


2.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.


3. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 11th December 2002.

      (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).


4.    Closure of Register of Members

      The register of members of the Company will be closed from 1st December 2002 to 30th December 2002 (both days inclusive).


5.    Other Businesses

      (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

             1901-5
             19/F., Hopewell Centre
             183 Queen's Road East,
             Hong Kong

      (iii)  The registered address of the Company is at:

             West Wing, Building C,
             Tianyin Mansion,
             2C Fuxingmennan Street,
             Xicheng District,
             Beijing 100031,
             The People's Republic of China

             Telephone No.:    (+86)-10-66491999
             Facsimile No.:    (+86)-10-66491860


-------------------------------------------------------------------------------
         THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
-------------------------------------------------------------------------------


If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power
International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

-------------------------------------------------------------------------------






                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                  (A Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)





                        ON-GOING CONNECTED TRANSACTION






            Financial Adviser to Huaneng Power International, Inc.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

-------------------------------------------------------------------------------

A letter from the Board of Huaneng Power International, Inc. (the "Company") is set out on pages 3 to 11 of this circular.

A notice convening an Extraordinary General Meeting of the Company to be held at 9:00 a.m. on 23rd December, 2002 at Beijing International Convention Centre at No.8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China has already been sent to the shareholders of the Company on 7th November, 2002 and is set out on pages 28 to 43 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon as soon as possible and in any event the form of proxy should be returned not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.



                                                           22nd November, 2002
-------------------------------------------------------------------------------
                                   CONTENTS
-------------------------------------------------------------------------------

43


                                                                          Page

DEFINITIONS .................................................................. 1

LETTER FROM THE BOARD .......................................................  3

1.       INTRODUCTION ........................................................ 3

2.       ENTRUSTED MANAGEMENT AGREEMENT ...................................... 4

3.       RATIONALE FOR THE TRANSACTION AND PRICING FACTORS ................... 5

4.       INFORMATION REGARDING THE ENTRUSTED POWER PLANTS .................... 6

5.       CONNECTED TRANSACTION ............................................... 9

6.       DIRECTORS' OPINION ON THE TRANSACTION ............................... 9

7.       WAIVER TO BE SOUGHT ................................................. 9

8.       CONNECTED TRANSACTION UNDER SHANGHAI LISTING RULES ................. 10

9.       THE EGM ............................................................ 11

APPENDIX I        -   GENERAL INFORMATION ................................... 12

APPENDIX II       -   LETTER FROM BEIJING H&J Vanguard
                      Consulting Limited .................................... 14

NOTICE OF EXTRAORDINARY GENERAL MEETING ..................................... 28




-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------


         In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Associate"                  the meaning ascribed to it in the Hong Kong
                             Listing Rules;

"Company"                    Huaneng Power International, Inc.;

"Deutsche Bank"              Deutsche Bank AG, Hong Kong Branch;

"Directors"                  the directors of the Company;

"Entrusted Management"       the management of the Entrusted Power Plants
                             entrusted by Huaneng Group and HIPDC to the Company pursuant to the Entrusted Management
                             Agreement;

"Entrusted                   Management Agreement" the entrusted management
                             agreement entered into among the Company, Huaneng
                             Group and HIPDC on 6th November, 2002;

"Entrusted                   Power Plants" the power plants currently or in
                             the future managed or controlled by Huaneng Group or HIPDC, the management of which will be entrusted to the Company in accordance with the Entrusted Management Agreement;

"EGM" an extraordinary general meeting of the Company to be held on 23rd December, 2002 for shareholders of the Company to consider and approve the Transaction;

"HIPDC"                      Huaneng International Power Development
                             Corporation;

"Hong Kong Listing Rules"    the Rules Governing the Listing of Securities on
                             the Hong Kong Stock Exchange; "Huaneng Group"
                             China Huaneng Group;

"Independent Directors"      the independent directors of the Company, who are
                             invited to advise the Independent Shareholders in connection with the Transaction;

"Independent Shareholders"   shareholders of the Company other than Huaneng
                             Group, HIPDC and their respective Associates;

"Latest Practicable Date" 6th November, 2002, being the latest practicable date prior to the publication of this circular for ascertaining certain information referred to in this announcement;

"Net Installed Capacity"     calculated on 100% equity basis) and uncontrolled
                             power plants (of which be calculated on owned equity basis);

"PRC"                        the People's Republic of China;

"RMB"                        the lawful currency of the PRC;

"SDI Ordinance"              the Securities (Disclosure of Interests)
                             Ordinance (Chapter 396 of the Laws of Hong Kong);

"Shanghai Listing Rules"     The Listing Rules of Shanghai Stock Exchange;

"Stock Exchange"             The Stock Exchange of Hong Kong Limited; and

"Transaction"                the subject of the Entrusted Management
                             Agreement.

-------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------


                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                  (A Sino-foreign joint stock limited company
               incorporated in the People's Republic of China)


Directors:                                          Legal Address:
Li Xiaopeng                   Xu Zujian             West Wing, Building C,
Wang Xiaosong                 Liu Shuyuan           Tianyin Mansion,
Ye Daji                       Bai Changnian         No. 2C Fuxingmennan Street,
Chen Baoliang                 Shen Weibing          Xicheng District,
Huang Long                    Shen Zongmin          Beijing 100031,
Hu Jianmin                                          People's Republic of China.
Wu Dawei
Liu Guoyue
Wang Defang
Shan Qunying
Yang Shengming

Independent Directors:
Gao Zongze
Zheng Jianchao
Qian Zhongwei

                                                     22nd November, 2002

To the Shareholders

Dear Sir or Madam,

                             CONNECTED TRANSACTION

1.       INTRODUCTION

         On 7th November, 2002, the Board of Directors announced that the Company had entered into the Entrusted Management Agreement with Huaneng Group and HIPDC pursuant to which Huaneng Group and HIPDC agreed to engage the Company to manage the Entrusted Power Plants.

         Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 domestic shares in the Company, representing 42.58% of the total issued share capital (domestic shares and foreign shares) of the Company. Accordingly, the transaction contemplated by the Entrusted Management Agreement constitutes a connected transaction for the Company within the meaning of the Hong Kong Listing Rules.

         The purpose of this circular is to provide you with further information in relation to the Entrusted Management Agreement, and to set out the opinion provided by the PRC independent financial advisor under Shanghai Listing Rules, and the Notice of the EGM.


2.       ENTRUSTED MANAGEMENT AGREEMENT

         The Entrusted Management Agreement was approved by the Directors at the board meeting held on 5th November, 2002 and signed by Huaneng Group, HIPDC and the Company on 6th November, 2002.

Date of the Entrusted                6th November, 2002
     Management Agreement:

Parties:                             Entrusting Party:   Huaneng Group   HIPDC

                                     Managing Party:   The Company

Assets entrusted:                    (i)      17 Entrusted Power Plants
                                              currently managed and power
                                              plants in the future controlled
                                              by the Huaneng Group;

                                     (ii)     5 Entrusted Power Plants
                                              currently managed and power
                                              plants in the future controlled
                                              by HIPDC.

Service rendered:                    Management service provided by the
                                     Company in respect of the Entrusted Power
                                     Plants. The Entrusted Management
                                     Agreement has a term of 5 years. Upon the expiry of the Entrusted Management
                                     Agreement, unless any party intends
                                     otherwise, it will continue to be
                                     operational. The Entrusted Management
                                     Agreement may also be terminated by,
                                     inter alia, (i) Huaneng Group and/or
                                     HIPDC giving 30 days notice to the
                                     Company or (ii) the Company giving 90
                                     days notice to Huaneng Group and/or
                                     HIPDC.

Service fee:                         The total management fee per year in
                                     respect of the Entrusted Management is
                                     approximately RMB50.6 million. If the
                                     aggregate Net Installed Capacity of the
                                     Entrusted Power Plants exceeds 14,000 MW, the monthly service fee payable by Huaneng Group and/or HIPDC to the Company shall be adjusted as follows:

                                                                        the aggregate of the actual
                                     the service fee payable            Net Installed Capacity consigned under the
                                     for the previous month        x    Entrusted Management for that month
                                                                        -----------------------------------------------

                                                                        the aggregate of the actual Net Installed
                                                                        Capacity consigned under the Entrusted
                                                                        Management for the previous month

                                     The service fee (excluding the
                                     incentive/penalty element) is payable
                                     monthly by Huaneng Group and HIPDC to the Company. The service fee in respect of the Entrusted Management was determined on the basis of normal commercial terms and arm's length negotiation between the parties thereto with reference to international practice.

Condition:                           Entrusted Management Agreement) being
                                     approved and adopted by the Independent
                                     Shareholders.

3.       RATIONALE FOR THE TRANSACTION AND PRICING FACTORS

         The Company currently operates 17 power plants in the PRC with a net generation capacity of 13,895 MW. The Company develops, constructs, operates and manages large thermal power plants in China nationwide. It is the largest independent power producer in China.

         The Company is able to gain more management experience and improve its management abilities through the management of the Entrusted Power Plants, thereby minimizing competition with related parties. By reason of the above, the Company will be able to further strengthen its leading position in the power generation market of the PRC. At the same time as streamlining the management structure of the thermal power generation assets of the Huaneng Group, the Entrusted Management is in accordance with the long-term development strategy of the Company.

         The Entrusted Management will also enable the Company to obtain direct knowledge of the development status of more power markets, thereby exploring new development opportunities. The Entrusted Management will be one of the main driving forces of the Company's future development.

         The service fee payable by Huaneng Group and HIPDC comprises the following three components:

         (i) costs (including set-up, operational and other recurrent items to be incurred by the Company in managing the Entrusted Power Plants), namely RMB46 million per annum;

         (ii) a premium to cover estimation risks which represents 10% of the costs, namely RMB4.6 million per annum; and

         (iii) an incentive / penalty component which is calculated based on the confirmed results of the Entrusted Management and shall not exceed 15% of the costs in (i), namely either an incentive or a penalty of not more than RMB6.9 million per annum.

         The costs in (i) will be adjusted annually in accordance with the Entrusted Management Agreement, which will be by reference to the inflation rate of the previous year as published by the State Statistic Department and the salary component of the service fee will be adjusted by the percentage increase approved by the board of the Company. This methodology is consistent with international practice and is equitable to all shareholders of the Company.

4.       INFORMATION REGARDING THE ENTRUSTED POWER PLANTS

         The Entrusted Power Plants include 17 plants currently managed by Huaneng Group with a total Net Installed Capacity of 10,799 MW and 5 plants currently managed by HIPDC with a total Net Installed Capacity of 3,644 MW.

(1)      Entrusted Power Plants currently managed by Huaneng Group


                                                 Registered               Installed    Percentage
                                                    Capital                capacity  of ownership
      Name of Entrusted Date of       Nature of        (RMB                 (no. of    by Huaneng
      Power Plant       establishment entity     thousands)   Location   units x MW)        Group   Other shareholders

1.    Huaneng Group     1st           State-owned             Shandong      2 x 220       100%
      Xindian Power     February,     branch                  Province      2 x 100
      Plant             2001          entity                  Zibo City

2.    Huaneng Group     1st           State-owned             Shandong      3 x 50        100%
      Baiyang River     February,     branch                  Province
      Power Plant       2001          entity                  Zibo City

3.    Yimin Huaneng     18th May,     Limited       583,900   Inner         2 x 500        51%    Liaoning Provincial
      Dongdian Coal-    1995          Liability               Mongolia                            Power Company,
      Fired Power                     Company                 Autonomus                           Heilongjiang
      Limited                                                 Region                              Provincial
      Liability                                               Hulunbei-                           Power Company and
      Company                                                 ermeng                              Jilin Provincial
                                                                                                  Power
                                                                                                  Company

4.    Tianjin Huaneng   17th May,     Limited       300,000   Tianjin       2 x 300     54.02%    Tianjin Municipal
      Yangliuqing       1996          Liability               City          1 x 125               Jinneng Investment
      Power                           Company                               2 x 100               Company and Huabei
      Generation                                                                                  Power Development
      Limited                                                                                     Company
      Liability
      Company

5.    Jinggangshan      18th          Limited       529,850   Jiangxi       2 x 300        60%    Jiangxi Provincial
      Huaneng Power     March,        Liability               Province                            Power Company and
      Generation        1996          Company                 Jian City                           Jiangxi Provincial
      Limited                                                                                     Investment Company
      Liability Company

6.    Daqing Huaneng    24th          Limited       110,000                 1 x 200        70%    Heilongjiang
      Xinhua Power      December,     Liability               Heilongjiang  2 x 100               Provincial
      Generation        1997          Company                 Province       2 x 50               Power Development
      Limited                                                 Daqing                              Company
      Liability                                               City
      Company

7.    Shanxi Huaneng    29th          Limited        80,000   Shanxi        2 x 100        50%    Shanxi Provincial
      Yushe Power       November,     Liability               Province                            Regional Power
      Limited           1994          Company                 Yushe                               Company
      Liability                                               County                              and Shanxi
      Company                                                                                     Provincial
                                                                                                  Power Company

8.    Suzhou            15th          Limited        20,000   Jiangsu         1 x 6     53.45%    Suzhou Municipal
      Huaneng           September,    Liability               Province        1 x 3               Huqiu District
      Thermal Power     1997          Company                 Suzhou                              State-owned
      Limited                                                 City                                (Collective) Asset
      Liability                                                                                   Management Company
      Company                                                                                     and Jiangsu
                                                                                                  Changjiang
                                                                                                  Energy Saving
                                                                                                  Industrial
                                                                                                  Development Company

9.    Henan Huaneng     26th          Limited        10,000   Henan         2 x 600        55%    Henan Provincial
      Qinbei Power      December,     Liability               Province                            Construction and
      Generation        2001          Company                 Jiyuan                              Investment
      Limited                                                 City                                Corporation, Henan
      Liability                                                                                   Provincial Power
      Company                                                                                     Company and Henan
                                                                                                  Provincial Jiyuan
                                                                                                  City Construction
                                                                                                  and Investment
                                                                                                  Company

10.   Hubei Huaneng     4th           Limited        90,595   Hubei         3 x 100     53.25%    Hubei Provincial
      Sujiawan Power    January,      Liability               Province                            Power Company, Hubei
      Generation        1999          Company                 Wuhan City                          Yangxin Aluminium
      Limited                                                                                     Plant, E'cheng Iron
      Liability                                                                                   and Steel Group Limited
      Company                                                                                     Liability Company
                                                                                                  and Hubei Aluminium
                                                                                                  Group Limited Liability
                                                                                                  Company

11.   Changshan         25th          State-owned    60,000   Jilin         2 x 100     68.27%    Jilin Provincial
      Huaneng           August, 1997                          Province                            Energy
      Thermal Power                                           Songyuan                            and Transportation
      Plant                                                   City                                Corporation

12.   Wuhan Huazhong    13th          Company       650,000   Hubei         4 x 300        40%    Central China Power
      Huaneng Power     September,    Limited                 Province                (Note 1)    Corporation, Wuhan
      Generation Joint  1996          by Shares               Wuhan City                          Power Development
      Stock Limited                                                                               Company, Central
      Company                                                                                     China Power
                                                                                                  Development Company
                                                                                                  and Wuhan Tianli
                                                                                                  Property Company

13.   Guangdong         3rd           Limited       360,000   Guangdong     2 x 300        49%    Guangdong Provincial
      Yuehwa Power      December,     Liability               Province      4 x 125   (Note 2)    Yuedian Asset
      Generation        1986          Company                 Guangzhou                           Operation Company
      Limited                                                 City                                Limited
      Liability
      Company

14.   Inner Mongolia    12th May,     Company       944,980   Inner         4 x 200     12.73%    Inner Mongolia Power
      Mengdian          1994          Limited                 Mongolia      3 x 100               (Group) Limited
      Huaneng                         by Shares               Autonomous     5 x 50               Liability Company,
      Thermal Power                   (Listed)                Region         3 x 25               state-owned
      Generation                                              Huhehaote                           shares, listed RMB
      Company                                                 City                                domestic shares
      Limited

15.   Liaoning          31st          Sino-Foreign716,457.7    Liaoning     2 x 200     32.97%    Liaoning Energy
      Nenggang          August, 1998  Co-operatio (actual paid Province                           Corporation and
      Power Plant                                 up capital   Fushun City                        Liaogang Power
      Company                                     477,890)                                        Company Limited
      Limited

16.   Haikou Thermal    20th          Company       540,510   Hainan        2 x 125     15.55%    Hainan Provincial
      Power             October,      Limited                 Province      1 x 100               Power Company,
      Generation        1994          by Shares               Haikou                              Zhongyin
      Company                                                 City                                Group Investment
      Limited                                                                                     Company Limited,
                                                                                                  Haikou Gangao
                                                                                                  Power Investment
                                                                                                  Company, Huaneng
                                                                                                  (Hainan) Joint
                                                                                                  Stock Company,
                                                                                                  Hainan Qiongshen
                                                                                                  Property Development
                                                                                                  Company Limited,
                                                                                                  Hainan Provincial
                                                                                                  State-owned
                                                                                                  Assets Administration
                                                                                                  Bureau, Hainan
                                                                                                  Foreign Economic
                                                                                                  and Trade
                                                                                                  Bidding Company
                                                                                                  and Hainan
                                                                                                  Tianhe Industrial
                                                                                                  Company

17.   Hegang Power      24th          Limited       300,000   Heilongjiang  2 x 300        13%    Northern China Power
      Generation        February,     Liability               Province                            Corporation, Guohua
      Limited           1998          Company                 Hegang City                         Energy Company
      Liability                                                                                   Limited,
      Company                                                                                     Heilongjiang
                                                                                                  Provincial
                                                                                                  Power Development
                                                                                                  Company and
                                                                                                  Heilongjiang
                                                                                                  Provincial
                                                                                                  Power Company



(2)      Entrusted Power Plants currently managed by HIPDC

                                                        Registered                   Installed
      Name of                                           Capital                       capacity   Percentage of
      Entrusted Power   Date of                         (RMB                           (no. of   ownership         Other
      Plant             establishment  Nature of entity thousands) Location        units x MW)   by HIPDC   shareholders

1.    HIPDC             8th June,     Branch of                   Chongqing           4 x 360    (Note 3)      (Note 4)
      Chongqing         1985          Sino-foreign                City
      Branch Company                  equity joint
      (Luohuang                       venture
      Power Plant)

2.    HIPDC             8th June,     Branch of                   Chongqing         2 x 36.75    (Note 3)      (Note 4)
      Chongqing         1985          Sino-foreign                City               1 x 35.1
      Branch Company                  equity joint
      (Chongqin CCGT)                 venture

3.    HIPDC Yueyang     16th          Branch of                   Hunan             2 x 362.5    (Note 3)      (Note 4)
      Branch Company    October,      Sino-foreign                Province
                        1996          equity joint                Yueyang
                                      venture

4.    HIPDC Yingkou     27th          Branch of                   Liaoning            2 x 300    (Note 3)      (Note 4)
      Branch Company    February,     Sino-foreign                Province
                        1988          equity joint                Yingkou
                                      venture

5.    HIPDC Beijing     21st          Branch of                   Beijing City        2 x 165    (Note 3)      (Note 4)
      Branch            January,      Sino-foreign                                    2 x 220
      Company           1991          equity joint
      (Beijing                        venture
      Huaneng
      Thermal Power
      Plant)


Note 1: Huaneng Group has the management right of such power plant.


Note 2: The board of directors is controlled by Huaneng Group.



Note 3: The structure of the investment is subject to confirmation. However, HIPDC will have an interest in them of more than 50%.


Note 4:  Beneficiaries nominated by the local governments.


5.       CONNECTED TRANSACTION

         As Huaneng Group and HIPDC are indirect and direct substantial shareholders of the Company due to HIPDC's 42.58% ownership of the Company and Huaneng Group's 51.98% ownership in HIPDC, under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company. The Transaction therefore constitutes a connected transaction for the Company under Rule 14.25(1) of the Hong Kong Listing Rules.

         The estimated service fee payable in respect of the Transaction per annum falls below the deminimus threshold of the higher of HK$10,000,000 or 3% of the net tangible assets of the Company (and its subsidiaries) under Rule 14.25(1) of the Hong Kong Listing Rules.

6.       Directors' opinion on the Transaction

         The Directors (including the Independent Directors) consider that the Transaction is and will be carried out in the Company's ordinary course of business on an arm's length basis, on normal commercial terms and is fair and reasonable to the shareholders of the Company. The Directors believe that the consideration under the Transaction is reasonable and is fair to both the Company and all its shareholders. The Entrusted Management is in accordance with the long-term development strategy of the Company.

7.       Waiver to be sought

         As the Directors consider that it would be impracticable for the Company to comply strictly with the connected transactions requirements of the Hong Kong Listing Rules on each occasion when the Transaction arises, the Company will apply to the Hong Kong Stock Exchange for a waiver of the Transaction from strict compliance with such requirements:

         (a) the Transaction will be (i) in the ordinary and usual course of business of the Company; and (ii) either on normal commercial terms, or on terms no less favourable than those available to (or from) independent third parties; or (iii) where there is no available comparison for the purpose of determining whether (i) or (ii) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

         (b) the aggregate value of the Transaction in each financial year will not exceed 3% of the net tangible assets of the Company (as disclosed in the Company's published consolidated accounts) during the latest period;

         (c) details of the Transaction as required by Rule 14.25(1)(A) to (D) of the Hong Kong Listing Rules to be disclosed in the Company's next and subsequent published annual reports;


         (d) the Independent Directors shall review annually the Transaction and confirm in the Company's annual report that the Transaction has been conducted in the manner stated in conditions (a) and (b) above; and

         (e) the auditors of the Company shall review annually the Transaction, and confirm to the board of Directors in writing (a copy of which will be provided to the Stock Exchange) that the Transaction:

                  (i) received the approval of the Directors;

                  (ii) has been entered into at price levels consistent with the pricing policies as stated in the relevant agreements;

                  (iii) has been entered into in accordance with the terms of the agreement governing the Transaction; and

                  (iv)     has not exceeded the cap as set out in condition
                           (b) above.

         Where, for whatever reason, the auditor declines to accept the engagement or is unable to provide the letter, the Directors shall notify the Stock Exchange immediately.

8.       CONNECTED TRANSACTION UNDER SHANGHAI LISTING RULES

         As the A shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, also to comply with the Shanghai Listing Rules.

         The Transaction constitutes a connected transaction under the Shanghai Listing Rules, which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to the Transactions.

         In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Beijing H&J Vanguard Consulting Limited ("Hejun") as the PRC independent financial advisor to the Independent Directors in respect of the Transaction.

         Details of Hejun's views regarding the Transaction are set out in Appendix II on pages 14 to 27 of this Circular for information only.

         The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of the Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Transaction; and (2) the Transaction arising therefrom is fair to the Company's shareholders.


9.       THE EGM

         The Company will convene an EGM at 9:00 a.m. on 23rd December, 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, PRC to seek the approval by the Independent Shareholders of the Entrusted Management Agreement. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Entrusted Management Agreement. Notice of the EGM is set out on pages 28 to 43 in this circular.

         A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting is enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by [2nd December], 2002. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

                                                     Yours faithfully,
                                                   For and on behalf of
                                             Huaneng Power International, Inc.
                                                       Wang Xiaosong
                                                       Vice Chairman

-------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
-------------------------------------------------------------------------------

1.       RESPONSIBILITY STATEMENT

         This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.       DISCLOSURE OF INTERESTS

         (1) As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in the securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which (i) would be required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which a Director or Supervisor would be taken or deemed to have under section 31, or Part I of the schedule to, the SDI Ordinance); or (ii) would be required to be entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance; or (iii) would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

         (2) As at the Latest Practicable Date, HIPDC held 2,554,840,000 domestic shares, representing approximately 42.58% of the total issued share capital (both domestic shares and foreign shares) of the Company. Apart from HIPDC and other than Huaneng Group which holds 51.98% of the equity interest in HIPDC, so far as is known to the Directors or supervisors, as at the Latest Practicable Date, there was no other person who was interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

         (3) None of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

         (4) As at the Latest Practicable Date, none of the Directors or supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

         (5) As at the Latest Practicable Date, none of the Directors or supervisors had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December, 2001, the date to which the latest published financial statements of the Company and its subsidiaries were made up.


3.       MATERIAL ADVERSE CHANGE

         The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December, 2001, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.

4.       CONSENT

         Hejun has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which it appears.

5.       MISCELLANEOUS

         (1) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

         (2) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 1901-5 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

         (3)      The secretary of the Company is Mr. Huang Long.

6.       DOCUMENTS FOR INSPECTION

         Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 23rd December, 2002:

         1. Resolutions of the board of Directors and minutes signed by the Directors;

         2. Entrusted Management Agreement; and

         3. Opinion of Beijing H&J Vanguard Consulting Limited (as the PRC independent financial advisor).
-------------------------------------------------------------------------------
APPENDIX II                 LETTER FROM BEIJING H&J Vanguard Consulting Limited
-------------------------------------------------------------------------------


                                                             7th November, 2002

Dear Sirs,

Special Reminder

         Huaneng Power International, Inc. is a public company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange.

         Huaneng Power International, Inc. has appointed Beijing H&J Vanguard Consulting Limited as the PRC independent financial advisor in respect of this Connected Transaction according to the request of Shanghai Stock Exchange.

         This Independent Financial Advisor's Report is primarily prepared for review by the independent shareholders in the PRC.


I.       Interpretation

         Unless the context otherwise requires, the following expressions have the following meanings:

         Huaneng International/the Company:           Huaneng Power International, Inc.

         Huaneng Group:                               China Huaneng Group

         HIPDC:                                       Huaneng International Power Development Corporation

         Entrusted Management Agreement:              the entrusted  management agreement entered into between Huaneng
                                                      International, Huaneng Group and HIPDC on 6th November, 2002

         Connected Transaction:                       the  connected  transaction  under which Huaneng Group and HIPDC propose to entrust Huaneng  International with the management of their  existing  and/or future thermal power  generation  assets according to the terms and  conditions  set out in the Entrusted
                                                      Management Agreement

         Announcement:                                the  announcement on the Connected  Transaction of Huaneng Power
                                                      International,  Inc.  published  by the  Board of  Directors  of
                                                      Huaneng International on 7th November, 2002

         Entrusted Power Plants:                      in the future  managed or  controlled by Huaneng Group or HIPDC,
                                                      the   management   of  which  will  be   entrusted   to  Huaneng
                                                      International  in  accordance  with  the  Entrusted   Management
                                                      Agreement.  A list of the  Entrusted  Power Plants is set out in clause 1 "List of  Entrusted  Power  Plants" of Section 4 "Basic
                                                      Information   about  the   Entrusted   Items"  of  this  report.
                                                      According to the terms of the  Entrusted  Management  Agreement, the scope of the  Entrusted  Power  Plants  shall be  consistent with  Schedule  1 of  the  Entrusted  Management  Agreement,  as
                                                      amended from time to time

         Shanghai Listing Rules:                      The Listing Rules of Shanghai  Stock  Exchange,  as amended from time to time

         PRC/Local Independent Financial Advisor:     Beijing H&J Vanguard Consulting Limited


II.      Introduction

         On 7th November, 2002, the Board of Directors of Huaneng International published an Announcement stating that, pursuant to the Entrusted Management Agreement entered into between Huaneng International, Huaneng Group and HIPDC on 6th November, 2002, Huaneng International accepted the entrusted management of the Entrusted Power Plants from Huaneng Group and HIPDC. Huaneng Group and HIPDC will pay a corresponding service fee to Huaneng International. Huaneng Group holds a 51.98% interest in HIPDC and HIPDC holds 42.58% of the shares in Huaneng International. The transaction contemplated under the Entrusted Management Agreement constitutes a connected transaction for Huaneng International.

         Beijing H&J Vanguard Consulting Limited has been appointed by Huaneng International to act as the PRC Independent Financial Advisor of this Connected Transaction to give an independent opinion to the independent domestic shareholders of the Company in relation to the legality, necessity and fairness of this Connected Transaction in order to assist them in making a decision when voting on the Connected Transaction at an Extraordinary General Meeting to be held on 23rd December, 2002. Accordingly, we issue an independent financial advisor's report in relation to this Connected Transaction. This report is prepared according to the recognised practices and ethical standards of the industry and on the basis of objective and equitable principles and the spirit of diligence and responsibility, in accordance with the laws and regulations of the Company Law of The People's Republic of China, Securities Law of The People's Republic of China and Shanghai Listing Rules and after careful study of the relevant information provided by the parties to the transaction andacquisition of a thorough understanding of this Connected Transaction. The parties to this Connected Transaction are responsible for the authenticity, accuracy, completeness and timeliness of the information provided by them. We hereby state as follows:

         A.       We are not interested with the parties to this Connected
                  Transaction;

         B. We have not appointed or authorised any other organisation or individual to provide us with any information which is not included in this Independent Financial Advisor's Report or to give any explanation or description in relation to the contents of this report.

III. Connected Relationship and Basic Information of the Connected Parties

         A.       Connected Relationship and Connected Transaction

                  Huaneng International, Huaneng Group and HIPDC entered into the Entrusted Management Agreement on 6th November, 2002. According to the Entrusted Management Agreement, Huaneng Group and HIPDC agreed to entrust the management of the Entrusted Power Plants to Huaneng International and pay service fees to Huaneng International.

                  Huaneng Group holds a 51.98% interest in HIPDC and is the controlling shareholder of HIPDC. HIPDC holds 42.58% of the shares of Huaneng International and is the largest shareholder of Huaneng International. According to article 12 of clause 3 of Section 3 "Connected Transaction" of the Shanghai Listing Rules, this transaction constitutes a connected transaction. The Board of Directors of Huaneng International should give an opinion as to whether the transaction is in the interest of the Company and appoint an independent financial advisor to give an opinion as to whether the Connected Transaction is fair and reasonable so far as all its shareholders are concerned.

         B. Basic information about the parties to the Connected Transaction


                  (1)      Huaneng International

                           Address:                        West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan
                                                           Street, Xicheng District, Beijing

                           Registered capital:             RMB6 billion

                           Legal representative:           Mr. Li Xiaopeng

                           Stock abbreviation:             Huaneng International

                           Stock code:                     600011 (Shanghai), 902 (Hong Kong), HNP (New York)

                           Industry:                       Power generation

                           Major business:                 power plants; development, investment and operation of
                                                           other related enterprises mainly engaged in the export
                                                           business

                           Huaneng International was established on 30th June, 1994. In October 1994, the Company for the first time publicly issued 1.25 billion overseas-listed foreign shares and was listed on the New York Stock Exchange, USA by way of the issue of 31,250,000 American Depository Receipts ("ADR", each ADR represents 40 foreign shares). In May 1997, Huaneng International successfully issued US$200,000,000 convertible notes in the international capital markets. In June 1997, the Company further issued US$30,000,000 convertible notes. In January 1998, the foreign shares of Huaneng International were listed on The Stock Exchange of Hong Kong Limited by way of an introduction. In March 1998, Huaneng International successfully placed 250,000,000 H shares and at the same time placed 400,000,000 State-owned Legal Person Shares to HIPDC. In November 2001, Huaneng International issued 350,000,000 Renminbi denominated ordinary shares (A Shares), of which: 250,000,000 shares were issued to the public and 100,000,000 State-owned Legal Person Shares were placed to HIPDC. At present, the tradable A Shares of Huaneng International listed on the Shanghai Stock Exchange amount to 250,000,000 shares with a total share capital of RMB6 billion.

                           As regards to the shareholding structure of Huaneng International, HIPDC has a 42.58% shareholding, other legal person investors have a 28.25% shareholding, domestic public shareholders have a 4.17% shareholding and foreign shareholders have a 25% shareholding.

                           Currently, Huaneng International is the largest independent power generation company in the PRC and wholly-owns 12 power plants, has a controlling interest in three power plants and has an interest in two power plants. The power plants are extensively located in provinces and cities of the PRC with fast economic growth, including Liaoning, Hebei, Shandong, Jiangsu, Shanghai, Zhejiang, Fujian and Guangdong.


                  (2)      Huaneng Group

                           Registered address:             A23 Fuxing Road, Haidian District, Beijing

                           Registered capital:             RMB1.9 billion

                           Legal representative:           Mr. Li Xiaopeng

                           Major businesses:               transportation, petrochemical, energy-saving facilities,
                                                           steel, timber, cement and related industries by way of
                                                           exclusive funds derived from the substitution of oil by
                                                           coal; investing in exported products which generates
                                                           foreign exchange; organising power generation and sale;
                                                           trading of products developed and produced by the Group
                                                           and the relevant necessary raw materials; technical
                                                           development and introduction of technologies in
                                                           substituting oil by coal and reasonable utilisation of
                                                           energy, and the sale of those developed technologies;
                                                           equipment leasing and import and export business as
                                                           approved by the Ministry of Economics and Trade; managing
                                                           and co-ordinating various businesses of the members of the group; providing technical and information advisory
                                                           services.

                           Huaneng Group was duly established upon the approval of the State Council in 1998. It is a large State-owned enterprise group with power generation as its core business. It was established from the State oil to coal substitution professional funds for the purpose of implementing the State policy on substituting oil by coal. As at the end of year 2001, the total amount of the consolidated assets of Huaneng Group was RMB145.6 billion; the total amount of consolidated liabilities was RMB103.5 billion; net assets amounted to RMB42.1 billion; the total amount of the consolidated profit was RMB4.35 billion; the realised sales income for the year was RMB34 billion.

                  (3)      HIPDC

                           Registered address:             2C Fuxingmennan Street, Xicheng District, Beijing

                           Registered capital:             US$450,000,000

                           Legal representative:           Mr. Li Xiaopeng

                           Major businesses:               construction and operation of power plants and the relevant construction works, including raising funds inside and
                                                           outside the PRC, importing principal and ancillary
                                                           equipment and machinery and providing raw materials, fuel
                                                           and materials for the construction and operation of the
                                                           power plants

                           HIPDC is a Sino-foreign joint venture limited liability company jointly invested and established by Huaneng Refined Coal Company, BOC (Hong Kong) Investment Company Limited, China Resources (Holdings) Company Limited, China Construction Bank and China Water Conservancy Power Foreign Company in June 1985 upon approval of the State Council. The shareholding held by Huaneng Refined Coal Company is currently held by

                           Huaneng Group whereas the shareholding held by China Construction Bank is currently held by China Xinda Trust Investment Company. As at the end of 2001, the net assets of HIPDC amounted to RMB13.173 billion and the realised net profit for the year amounted to RMB1.587 billion.

IV.      Basic Information about the Entrusted Power Plants

         A.       List of Entrusted Power Plants

                  According to the Entrusted Management Agreement, the scope of the Entrusted Power Plants shall be consistent with Schedule 1 of the Entrusted Management Agreement duly amended from time to time. The Entrusted Power Plants set out in Schedule 1 are as follows:

                  1.       Entrusted by Huaneng Group

                           Huaneng Group Xindian Power Plant

                           Huaneng Group Baiyang River Power Plant

                           Yimin Huaneng Dongdian Coal-Fired Power Limited Liability Company

                           Tianjin Huaneng Yangliuqin Power Generation Limited Liability Company

                           Jinggangshan Huaneng Power Generation Limited Liability Company

                           Daqing Huaneng Xinhua Power Generation Limited Liability Company

                           Shanxi Huaneng Yushe Power Limited Liability Company

                           Suzhou Huaneng Thermal Power Limited Liability
                           Company

                           Henan Huaneng Qinbei Power Generation Limited Liability Company

                           Hubei Huaneng Sujiawan Power Generation Limited Liability Company

                           Changshan Huaneng Thermal Power Plant

                           Wuhan Huazhong Huaneng Power Generation Joint Stock Limited Company

                           Guangdong Yuehwa Power Generation Limited Liability Company

                           Inner Mongolia Mengdian Huaneng Thermal Power Generation Company Limited

                           Liaoning Nenggang Power Plant Company Limited

                           Haikou Thermal Generation Company Limited

                           Hegang Power Generation Company Limited

                  2. Entrusted by HIPDC

                           HIPDC Chongqin Branch Company (Luohuang Power Plant)

                           HIPDC Chongqing Branch Company (Chongqing CCGT)

                           HIPDC Yueyang Branch Company

                           HIPDC Yingkou Branch Company

                           HIPDC Beijing Branch Company (Beijing Huaneng Thermal Power Plant)

                  Please refer to the Announcement published by Huaneng International for the specific operational information of the Entrusted Power Plants listed above.

V. Principles in relation to this Connected Transaction

         To comply with the provisions of the laws, legal stipulations and relevant policies of the State;

         To comply with the principles of equal negotiations and equal consideration;

         To comply with the principles of openness, fairness, fair play and honesty;

         To fully protect the interests of all the shareholders, particularly the interests of the independent shareholders.

VI. Matters relating to the Entrusted Management

         The Entrusted Management Agreement was signed by Huaneng Group, HIPDC and Huaneng International on 6th November, 2002.

         A.       Details of the Entrusted Management

                  According to the provisions of the Entrusted Management Agreement, Huaneng International shall provide management service in respect of the Entrusted Power Plants to the entrusting parties in accordance with all applicable regulations, with reference to the management and operation experience applicable to thermal power plants both inside and outside the PRC and advance and effective management methods formed by the Company over the past years. The management service provided by Huaneng International shall include all or part of the provisions stipulated in Chapter 2 of the Entrusted Management Agreement but shall not exceed the management right to which the entrusting parties are entitled in respect of any Entrusted Power Plant according to the law or pursuant to the relevant agreements or arrangements, including: comprehensive planned management, annual planned management, power operation and sale management, production management of power plants, fuel management, construction management, financial management, human resources and labour wages management, comprehensive affairs management, shareholding management and reporting/co-ordination management.

         B. Principles used in determining the service fee for the entrusted management

                  According to the Entrusted Management Agreement, Huaneng Group and HIPDC shall pay a service fee to Huaneng International. The service fee comprises of the following three components:

                  1. costs (including set-up, operational, staff and other recurrent items to be incurred by Huaneng International in managing the Entrusted Power Plants);

                  2.       premium (which covers estimation risks); and

                  3.       an incentive/penalty component.

                  The costs as referred to in (1) above will be adjusted annually in accordance with the Entrusted Management Agreement, which is by reference to the inflation rate and the salary component will be adjusted by the percentage increase approved by the board of the Company.

         C. Service fee of this entrustment

                  Huaneng Group, HIPDC and Huaneng International agree that the service fee will comprise the following three components:

         1.       costs, namely RMB46 million per annum;

         2. a premium to cover estimation risks which represents 10% of the costs, namely RMB4.6 million per annum; and

         3. an incentive/penalty component which is calculated based on the confirmed results and does not exceed 15% of the costs, namely either an incentive or a penalty of not more than RMB6.9 million.


                  There will be no adjustments of the service fee if the aggregate Net Installed Capacity of the Entrusted Power Plants does not exceed 14,000 MW. If the aggregate net installed capacity of the Entrusted Power Plants exceeds 14,000 MW, the monthly service fee payable by Huaneng Group and/or HIPDC to the Company shall be adjusted as follows:


                                                           the aggregate of the actual net installed capacity
                  the service fee payable                       consigned under the entrusted management
                      for the previous month       x                         for that month
                                                         --------------------------------------------------------

                                                           the aggregate of the actual net installed capacity
                                                            consigned under the entrusted management for the
                                                                             previous month

                  The total service fee will be adjusted annually by reference to the inflation rate of the previous year as published by the State Statistic Department and the salary component will be adjusted by the percentage increase approved by the board of the Company.

         D.       Confirmation of Results

                  Huaneng Group and HIPDC will confirm the management services of Huaneng International according to, including but not limited to, the following two categories of results confirmation standards: (i) extent of annual achievement compared with the budget (including but not limited to indications such as power output, profit); and (ii) safe production.

         E.       Payment Method of Service Fee

                  Huaneng Group and HIPDC will pay the service fee to Huaneng International in cash. The costs and the premium component of the service fee will be settled monthly. Huaneng Group and HIPDC will pay the service fee for the current month to Huaneng International before the tenth day of each month. The incentive or penalty component of the service fee will be paid no later than a period of 90 days after conclusion of each year after confirmation of the performance by Huaneng International.

         F. Conditions for Taking Effect of the Entrusted Management Agreement

                  The Entrusted Management Agreement becomes effective after approval by Huaneng Group, HIPDC and Huaneng International through appropriate procedures and approval at an Extraordinary General Meeting of Huaneng International.

         G. Period for the Performance of the Entrusted Management Agreement

                  Except otherwise agreed by Huaneng Group, HIPDC and Huaneng International, the term of the Entrusted Management Agreement will be 5 years. Upon expiry of the term of the Entrusted Management Agreement, the Entrusted Management Agreement will continue to be effective unless any party intends otherwise. This entrustment may be: (i) terminated as a result of a breach by Huaneng International;
         (ii)


         terminated as a result of a breach by Huaneng Group and/or HIPDC;
         (iii) terminated as a result of the issue of 30 days' prior termination notice by Huaneng Group and/or HIPDC to Huaneng International or issue of 90 days' prior termination notice by Huaneng International to Huaneng Group and/or HIPDC; and (iv) terminated if Huaneng Group and/or HIPDC and/or Huaneng International becomes bankrupt or loses its repayment ability.

VII.     Opinion of the Independent Financial Advisor

         A.       Basic Assumptions

                  Our opinion on this Connected Transaction is given on the following assumptions:

                  1. the information on which we have relied is true, accurate and complete;

                  2. there is no material change in the existing laws, legal stipulations, guiding principles and policies of the State;

                  3. there is no material change in the social and operating environment in which Huaneng
                           International, Huaneng Group, HIPDC and the
                           Entrusted Power Plants involved in this Connected Transaction are situated;

                  4. there is no material adverse change caused by other unforeseen or force majeure factors.

         B.       Factors of Consideration

                  We have considered the following factors when issuing our opinion on this Connected Transaction:

                  1.       main terms of the Entrusted Management Agreement;

                  2.       completion of the legal works of this Connected
                           Transaction;

                  3. performance of the legal procedures of this Connected Transaction;

                  4. prices of power generation companies in the major markets including the PRC, Hong Kong and South-east Asia;

                  5. important data of similar transactions in the PRC, Hong Kong etc;

                  6. operation and market conditions of the Entrusted Power Plants.

         C.       Assessment on this Connected Transaction

                  After conducting careful and necessary investigations and reviewing the documents, data and information which we consider necessary for issuing this opinion including but not limited to the basic information on the Entrusted Management Agreement, the parties to the transaction and the subject enterprises involved in this Connected Transaction and information on the securities markets available to the public, and after conducting relevant inquiries and detailed discussions on the relevant matters, our opinion is as follows:

         1. This entrusted management transaction is legal

                  Huaneng International and Huaneng Group and HIPDC have signed the Entrusted Management Agreement in relation to this Connected Transaction, pursuant to which Huaneng Group and HIPDC represent and warrant that there is no third party consent relating to all Entrusted Power Plants without which this entrustment may not be conducted.

                  At the 22nd meeting of the Third Board of Directors of Huaneng International held on 5th November, 2002, the relevant resolutions related to this Connected Transaction were adopted. Directors of Huaneng International having an interest in this transaction have not participated in the voting of the resolution related to this Connected Transaction.

                  As the entrusted parties, Entrusted Power Plants and relevant intermediaries have performed the relevant legal work according to the legal procedures, we consider that this Connected Transaction is lawful.

         2. This entrusted management transaction will have an active impact on the future production of Huaneng International

                  Huaneng International is currently the largest power generation company in the PRC and is listed on the Shanghai Stock Exchange of the PRC, the Hong Kong Stock Exchange and the New York Stock Exchange of the USA. The Company possesses extensive experience and resources in the operation and management of power generation, in particular management of thermal power generation assets. Huaneng Group and HIPDC own substantial thermal power generation assets. Accordingly, Huaneng Group and HIPDC are willing to entrust Huaneng International with the management of the thermal power assets controlled by them or in which they have interests in order to enhance the management efficiency of the assets, to ensure reasonable allocation of resources and to permit full performance of Huaneng International's experience and ability in the management of thermal power generation assets.

                  This entrustment will bring an active impact on the future development of Huaneng International.

                  After implementation of this entrustment, Huaneng International will be entrusted with the management of power assets with an installed capacity of 14,443 MW, thus increasing the installed capacity under the management of Huaneng International from 14,820 MW to 29,263 MW, representing an increase of 97% which will enhance the ability and experience of the Company in the operation and management of large-scale power generation assets.

                  This entrustment will bring new sources of income for Huaneng International. The annual revenue of Huaneng International in 2001 was RMB15,791,000,000. The annual revenue of Huaneng International will increase by RMB57,500,000 as a result of the service fee of this entrustment if the Company receives the costs, the premium and the incentive component in full.

                  This entrustment will further strengthen the leading position of Huaneng International in the power generation market of the PRC. Through the management of new power assets, Huaneng International will have the opportunity to broaden its operation and management scope of the power markets in Liaoning Province, Shandong Province and Hebei Province, etc. and enter into the rapidly developing power markets of Hubei Province, Hunan Province, Inner Mongolia, Chongqing, etc. Accordingly, the power assets of Huaneng International by way of shareholding, equity participation and entrusted management will cover 19 provinces, cities and autonomous regions in the PRC.

                  This entrustment will lay a foundation for future mergers and acquisitions by Huaneng International. Huaneng International will ascertain information of the Entrusted Power Plants during the process of operation and management thereby obtaining more experience in the operation and management of such plants. It also establishes a foundation for potential acquisitions or assets restructuring. All the above will have an active impact on the operation and development of the Company.

         3. The service fee of this entrusted management transaction is reasonable

                  We consider that the pricing method of the service fee of this entrusted management has been formulated after full consideration of the potential costs and risks arising from the provision of the management services by Huaneng International to the Entrusted Power Plants and included a certain proportion of profit margin. After our detailed examination of the pricing method of the service fee, we are of the opinion that: the pricing method of the service fee of this entrustment is reasonable and appropriate which reflects the value of the management services provided by Huaneng International.

         4. The risk faced by Huaneng International in this entrusted management transaction is relatively small

                  The Entrusted Management Agreement also sets out an incentive and penalty mechanism for Huaneng International, and also stipulates the maximum incentive and penalty amounts on the basis of the confirmed results. We are of the opinion that such provision is instrumental in encouraging and supervising the due performance of the obligations stipulated in the Entrusted Management Agreement by Huaneng International. The maximum incentive or penalty amounts shall not exceed 15% of the management costs, and, accordingly the risks faced by Huaneng International during the normal performance of the Agreement is controlled to a certain extent.

                  Both Huaneng Group and HIPDC are large State-owned power generation companies in the PRC. The debt structures of the two companies are reasonable with good credit ratings. It is anticipated that the implementation of management of the Entrusted Power Plants will further enhance the operation efficiency of the power plants and improve and enhance the financial conditions of the two companies. The amount of the service fee stipulated in the Entrusted Management Agreement is relatively small compared with the recurrent operating expenses of the two companies. As the service fee has to be paid each month according to the relevant provisions, we consider that the possibility of default in the payment of the service fee is very minimal.

                  Based on the above considerations, we believe this Connected Transaction has been concluded through arm's length negotiations between the parties to the transaction and the terms are reasonable. The Connected Transaction is also fair as far as all the shareholders of Huaneng International are concerned. This entrusted transaction will be instrumental in enhancing the management experience of Huaneng International and will make an impact on the future development of the Company, and the potential risk faced by Huaneng International will be relatively small in this transaction.

         D.       Independent Opinion

                  We consider that this Connected Transaction complies with the relevant laws and legal stipulations of the Contract Law of The People's Republic of China, Company Law of The People's Republic of China, Securities Law of The People's Republic of China and the Shanghai Listing Rules and the provisions of the Articles of Association of Huaneng International and adheres to the principle of fairness, reasonableness, justness and honesty, and the consideration of the transaction is reasonable without damaging the interests of the Company and independent shareholders of the Company.

VIII.    Reminder to the Shareholders

         A. This Connected Transaction falls into the category of a connected transaction between a listed company and its controlling shareholders and the parent company of the controlling shareholders.

         B. Gao Zongze, Zheng Jianchao and Qian Zhongwei, independent directors of Huaneng International are of the opinion that:

                  1. The voting procedures of the Board of Directors of Huaneng International in relation to this Connected Transaction and this Connected Transaction comply with the provisions of the Articles of Association of the Company and the Shanghai Listing Rules.


                  2. This Connected Transaction is fair as far as Huaneng International and all its shareholders are concerned.

         C. This Connected Transaction is subject to approval at the Extraordinary General Meeting of Huaneng International to be held on 23rd December, 2002. According to the provisions of the Shanghai Listing Rules, when voting is being conducted on this Connected Transaction at the general meeting, associates interested in this Connected Transaction will abstain from voting in respect of the relevant resolution relating to this Connected Transaction at the general meeting.

         D. We would especially remind all the independent shareholders of Huaneng International to carefully read the relevant documents, including the Entrusted Management Agreement, the board resolutions and the Announcement on the connected transaction. The above documents are kept at the Securities Department of Huaneng International.

IX. Documents for inspection

         A. Resolutions of the 22nd meeting of the Third Board of Directors of Huaneng International;

         B. Entrusted Management Agreement entered into between Huaneng International, Huaneng Group and HIPDC; and

         C.       Announcement on the Connected Transaction.

Beijing H&J Vanguard Consulting Limited

7th November, 2002

-------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
-------------------------------------------------------------------------------


                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                  (A Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on 23rd December, 2002 (Monday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following special resolution and ordinary resolutions:

         Special Resolution:

         1. To consider and approve the amendments to the articles of association of the Company (for details of the amendments, see Note 1).

         Ordinary resolutions:

         2. To consider and approve the proposal for change of session of directors (for biographies of the candidates of directors, see Note 2):

                  2.1      Elect Mr. Li Xiaopeng as Director of the Company.

                  2.2      Elect Mr. Wang Xiaosong as Director of the Company.

                  2.3      Elect Mr. Ye Daji as Director of the Company.

                  2.4      Elect Mr. Huang Jinkai as Director of the Company.

                  2.5      Elect Mr. Liu Jinlong as Director of the Company.

                  2.6      Elect Mr. Shan Qunying as Director of the Company.

                  2.7      Elect Mr. Yang Shengming as Director of the Company.

                  2.8      Elect Mr. Xu Zujian as Director of the Company.

                  2.9      Elect Mr. Gao Zongze as Independent Director of the
                           Company.

                  2.10 Elect Mr. Zheng Jianchao as Independent Director of the Company.

                  2.11 Elect Mr. Qian Zhongwei as Independent Director of the Company.

                  2.12 Elect Mr. Xia Donglin as Independent Director of the Company.


         3. To consider and approve the proposal for change of session of supervisors (for biographies of the candidates of supervisors, see Note 3):

                  3.1      Elect Mr. Wei Yunpeng as Supervisor of the Company.

                  3.2      Elect Mr. Pan Jianmin as Supervisor of the Company.

                  3.3      Elect Mr. Liu Shuyuan as Supervisor of the Company.

                  3.4      Elect Mr. Li Yonglin as Supervisor of the Company.

                  3.5      Elect Mr. Shen Weibing as Supervisor of the Company.

                  3.6      Elect Mr. Shen Zongmin as Supervisor of the Company.

         4 To approve the establishment of Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee under the Board of Directors.

         5. To approve and confirm the terms of the Entrusted Management Agreement (as defined in the announcement made by the Company dated 7th November, 2002) entered into by the Company, China Huaneng Group and Huaneng International Power Development Corporation on 6th November, 2002, and the transaction contemplated therein.

                                                           By Order of the Board
                                                                Huang Long
                                                            Company Secretary

7th November, 2002

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Notes:

1. Proposed amendments to the Articles of Association

         1.1 The original second and third paragraphs of Article 1 which provides that:-

                  "These Articles of Association (hereinafter referred to as the "Articles of Association" or the "Company's Articles of Association") are formulated in accordance with the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"); the "Special

                  Regulations of the State Council Relating to Issuance of Shares and Overseas Listing of Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations"), the "Mandatory Provisions of the Articles of Association for Companies Listing Overseas" (hereinafter referred to as the "Mandatory Provisions") and the relevant provisions of other applicable laws and administrative regulations together with the articles of association adopted by the First General Shareholders Meeting held on 30th June, 1994 (hereinafter referred as the "Original Articles")

                  The State Commission of Restructuring the Economic System of the People's Republic of China, pursuant to the document Ti Gai Sheng (1994) No. 74, and the Ministry of Foreign Trade and Economic Cooperation of the People's Republic of China, pursuant to the document Wai Jing Mao Han Zi No. 338, approved the establishment of the Company by the promoter method. The Company registered at the State Administration for Industry and Commerce of the People's Republic of China and obtained its business license on 30th June, 1994. The number of its business license is Gong Shang Qi He Zi No. 0496."

                  is hereby amended as follows:-

                  "These Articles of Association (hereinafter referred to as the "Articles of Association" or the "Company's Articles of Association") are formulated in accordance with the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), the "Special Regulations of the State Council Relating to Issuance of Shares and Overseas Listing of Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations"), the "Mandatory Provisions of the Articles of Association for Companies Listing Overseas" (hereinafter referred to as the "Mandatory Provisions") and the relevant provisions of other applicable laws and administrative regulations together with the articles of association adopted by the First General Shareholders Meeting held on 30th June, 1994 together with the subsequent amendments made up to the date when this articles of association (hereinafter referred as the "Original Articles") take effect."

                  The State Commission for Restructuring the Economic System of the People's Republic of China, pursuant to the document Ti Gai Sheng (1994) No. 74, and the Ministry of Foreign Trade and Economic Cooperation of the People's Republic of China, pursuant to the document Wai Jing Mao Han Zi No. 338, approved the establishment of the Company by the promoter method. The Company registered at the State Administration for Industry and Commerce of the People's Republic of China and obtained its business license on 30th June, 1994. The registration number of its business license is Gong Shang Qi He Zi No. 000496."

                  1.2      The original Article 4 which provides that:-

                           "The legal representative of the Company is the Chairman of the Board of Directors".

                           is hereby amended as follows:-

                           "The Chairman of the Board of Directors is the legal representative of the Company."

                  1.3      The original Article 17 which provides that:-

                           "Subject to approval of the Company's plans to issue overseas listed foreign shares and domestic shares by the securities supervisory authorities of the State Council, the Board of Directors of the Company may make arrangement to implement such plans for the issue of such shares.

                           The Company's plan to issue overseas listed foreign shares and domestic shares respectively pursuant to the provisions aforesaid may be implemented respectively within 15 months from the date of approval of the Securities Commission of the State Council."

                           is hereby amended as follows:-

                           "Subject to approval of the Company's plans to issue overseas listed foreign shares and domestic shares by the securities supervisory authorities of the State Council, the Board of Directors of the Company may make arrangement to implement such plans for the issue of such shares.

                           The Company's plan to issue overseas listed foreign shares and domestic shares respectively pursuant to the provisions aforesaid may be implemented respectively within 15 months from the date of approval of the securities regulatory body of the State Council."

                  1.4      The original Article 18 which provides that:-

                           "In issuing the planned shares, the Company shall issue the domestic shares and the overseas listed foreign shares in one tranche, respectively. Subject to the approval by the State Council Securities Committee, the Company may issue shares in different tranches in special circumstances."

                           is hereby amended as follows:-

                           "In issuing the planned shares, the Company shall issue the domestic shares and the overseas listed foreign shares in one tranche, respectively. Subject to the approval by the State Council's securities regulatory bodies, the Company may issue shares in different tranches in special circumstance."

                  1.5      the original Article 84 which provides that:-

                           "Except for other classes of shareholders, holders of domestic shares and overseas listed foreign shares are deemed to be different classes of shareholders.

                           The special procedures for approval by class shareholders shall not apply to the following circumstances:

                           (1) where the Company issues, upon approval by special resolution of the shareholders in a general meeting, either separately or concurrently once every twelve months, not more than twenty percent (20%) of each of the existing issued domestic shares and overseas listing foreign shares of the Company;

                           (2) where the Company's plan to issue domestic shares and overseas listed foreign shares upon its establishment is implemented within fifteen (15) months from the date of approval by the State Council Securities Committee."

                           is hereby amended as follows:-

                           "Except for other classes of shareholders, holders of domestic shares and overseas listed foreign shares are deemed to be different classes of shareholders.

                           The special procedures for approval by class shareholders shall not apply to the following circumstances:

                           (1) where the Company issues, upon approval by special resolution of the shareholders in a general meeting, either separately or concurrently once every twelve months, not more than twenty percent (20%) of each of the existing issued domestic shares and overseas listed foreign shares of the Company;

                           (2) where the Company's plan to issue domestic shares and overseas listed foreign shares upon its establishment is implemented within fifteen (15) months from the date of approval by the State Council's securities regulatory bodies."

                  1.6      The original Article 85 which provides that:-

                           "The Company shall have a board of directors which shall consist of nineteen (19) members. There shall be one (1) Chairman and one (1) Vice-Chairman."

                           is hereby amended as follows:-

                           "The Company shall have a board of directors comprising of 12 directors. External directors shall account for more than (and including) half of the total number of members of the board of directors, of which independent directors (directors not holding any post other than being a director of the Company and there is no relationship with the Company and major shareholders of the Company which might hinder their independent and objective judgment, the same below) shall account for more than (and including) one-third of the total number of members of the board of directors, and that the independent directors shall include at least one accounting professional. The board of directors shall have a Chairman and Deputy Chairman.

                           The board of directors shall establish Audit, Nomination, Strategy, Remuneration and Appraisal committees. All the members of such special committees shall comprise of directors, of which independent directors shall account for the majority of the members of the Audit, Nomination, Remuneration and Appraisal committees and shall act as the convenor."

                  1.7      The original Article 86 which provides that:-

                           "Directors shall be elected by shareholders at shareholders' general meetings. The term of the office of the directors shall be three years. Directors may be re-elected after the expiration of their term.

                           A person nominated for election as a director, unless he is a Director whose term is complete (or he has been selected by the Board of Directors) shall give notice in writing to the Company's shareholders of his intentions and of his willingness to be elected at least seven (7) days before the date of such shareholders' general meeting.

                           The Chairman and Vice-Chairman shall be elected and removed by more than one-half of the total number of directors. The Chairman and Vice-Chairman have three (3) year terms and may be re-elected after the expiration of their terms.

                           The shareholders' general meeting may, by ordinary resolution, remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

                           A director is not required to hold shares in the Company."

                           is hereby amended as follows:-

                           "Directors shall be elected by shareholders at shareholders' general meetings. The term of the office of the directors shall be not more than three years. Directors may be re-elected after the expiration of their term.

                           A person nominated for election as a director, unless he is a Director whose term is complete (or he has been selected by the Board of Directors) shall give notice in writing to the Company's shareholders of his intentions and of his willingness to be elected at least seven (7) days before the date of such shareholders' general meeting.

                           The Chairman and Vice-Chairman shall be elected and removed by more than one-half of the total number of directors. The terms of Chairman and Vice-Chairman shall be same as the term of the relevant session and may be re-elected after the expiration of their terms.

                           The shareholders' general meeting may, by ordinary resolution, remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

                           The Board of Directors shall put forward a proposal at a shareholders' meeting to remove those independent directors who fail to attend a board meeting in person three times in succession and those directors who fail to attend a board meeting in person twice in succession and fail to appoint other directors to attend. Except the above circumstances and conditions disallowing the holding of the post of director stipulated in the Company Law, an independent director may not be removed without reason before expiration of his term of office. If an Independent Director is removed prior to expiration of his term of office, the Company shall disclose the same as a special disclosure. The removed Independent Director may make a public announcement if he considers the reason for his removal is inappropriate.

                           A director is not required to hold shares in the
Company."

                  1.8 The following three new Articles 87, 88 and 89 be added immediately after the original Article 86:-

                           Article 87

                           Directors may tender their resignation prior to expiration of their term of office. If a director resigns, he should submit a written resignation report to the board of directors. Independent Directors also have to state the circumstances relating to their resignation or which they consider necessary to arouse the concern of the shareholders and creditors of the Company.

                           If the resignation of a director causes the number of board members of the Company to be less than the quorum, the resignation report of such director shall only become effective when the succeeding director fills his vacancy created as a result of his resignation. The directors shall convene an extraordinary general meeting as soon as possible and elect a director to fill the vacancy created as a result of the resignation of the director. Before the passing of a resolution in relation to the election of directors at a shareholders' meeting, the power of the director tendering his resignation and the members of the Board of Directors shall be subject to reasonable restrictions.

                           If the proportion of independent directors in the Board of Directors is less than the minimum requirement stipulated in the Articles of Association as a result of the resignation of an independent director, the resignation report of such Independent Director shall be effective when his vacancy is filled by the succeeding Independent Director.

                           Article 88

                           Independent directors shall comply with the following basic requirements:

                           (1) possessing the qualifications for acting as a director of the Company according to the laws, administrative regulations and other relevant stipulations;

                           (2) possessing independence as required by the relevant laws, administrative regulations and departmental rules;

                           (3) possessing basic knowledge in relation to the operation of listed companies and being familiar with the relevant laws, administrative regulations and rules;

                           (4) possessing more than five years' working experience relating to law or economics or that is necessary for the performance of duties of independent directors;

                           (5)      other conditions stipulated in the
                                    Articles of Association.

                           Article 89

                           Candidates for Independent Directors of the Company shall be nominated by the Board of Directors, Supervisory Committee and shareholders singly or jointly holding more than 1% of the issued shares of the Company.

         1.9      The original Article 104 which provides that:-

                  "The Supervisory Committee shall consist of three (3) supervisors, one of whom is the chairman of the committee. The term of office for a supervisor is three (3) years and a supervisor is eligible for re-election after the expiration of the three year term.

                  The election and removal of the Chairman of the Supervisory Committee shall be passed by two-thirds or more than two-thirds of its members."

                  is hereby amended as follows:-

                  "The Supervisory Committee shall consist of seven (7) Supervisors, one of whom is the Chairman of the committee and one acts as Vice-Chairman. External supervisors shall account for more than half of the total number of members of the Supervisory Committee. The term of office for a Supervisor shall not more than three (3) years and a Supervisor is eligible for re-election after the expiration of the three year term.

                  The election and removal of the Chairman and Vice Chairman of the Supervisory Committee shall be passed by two-thirds or more than two-thirds of its members."

         1.10     The original Article 105 which provides that:-

                  "The members of the Supervisory Committee shall be two (2) representatives of the shareholders and one (1) employee representative. The election and removal of the representatives of the shareholders shall be decided at shareholders' general meetings. The election and removal of the employee representative shall be democratically decided by the employees of the Company."

                  is hereby amended as follows:-

                  "The members of the Supervisory Committee shall be six (6) representatives of the shareholders and one (1) employee representative. The election and removal of the representatives of the shareholders shall be decided at shareholders' general meetings. The election and removal of the employee representative shall be democratically decided by the employees of the Company."

         1.11     The following new Article 116 be added immediately after
                  Article 112:

                  "Independent directors must possess independence. The following personnel shall not act as Independent Directors:

                  (1) personnel holding posts in the Company or subsidiaries of the Company and the immediate family of such personnel or persons possessing major social relationship (immediate family shall mean spouses, parents, children etc; major social relationship shall mean siblings, fathers-in-law, mothers-in-law, sons-in-law, daughters-in-law, spouses of siblings, siblings of spouses etc);

                  (2) natural person shareholders directly or indirectly holding more than 1% of the issued shares of the Company or the top 10 shareholders of the Company and their immediate family;

                  (3) personnel holding any post in the shareholders units directly or indirectly holding more than 5% of the issued shares of the Company or the top 5 shareholder units of the Company and their immediate family;

                  (4)       personnel under the circumstances as set out in
                            (1) to (3) above within the latest year;

                  (5) personnel providing financial, legal or advisory services to the Company or subsidiaries of the Company;

                  (6) personnel confirmed by the securities regulatory organ of the State Council not being allowed to act as Independent Directors."

         1.12       The original Article 134 which provides that:-

                    "The financial statements of the Company shall not only be prepared in accordance with PRC accounting standards and regulations but also be prepared in accordance with international accounting standards or the accounting standards of the place where the shares are listed. If there are material differences in the financial statements prepared using two different accounting standards, the differences should be set out in the notes to the financial statements. In distributing after-tax profits of the relevant fiscal year, the after-tax profits shall be the smaller amount in those two financial statements."

                    is hereby amended as follows:-

                    "The financial statements of the Company shall not only be prepared in accordance with PRC accounting standards and regulations but also be prepared in accordance with international accounting standards. If there are material differences in the financial statements prepared using two different accounting standards, the differences should be set out in the notes to the financial statements. In distributing after-tax profits of the relevant fiscal year, the after-tax profits shall be the smaller amount in those two financial statements."

         1.13       The original Article 135 which provides that:-

                    "Any interim results or financial information publicly announced or disclosed by the Company shall be prepared in accordance with PRC accounting standards and regulations and, at the same time, shall also be prepared in accordance with international accounting standards or the accounting standards of the place where the shares are listed."

                    is hereby amended as follows:-

                    "Any interim results, annual results or other relevant financial information publicly announced or disclosed by the Company shall be prepared in accordance with PRC accounting standards and regulations and, at the same time, shall also be prepared in accordance with international accounting standards."

         1.14       The original Article 136 which provides that:-

                    "In each fiscal year, the Company shall publicly announce twice its financial reports. The interim financial reports shall be publicly announced within sixty (60) days after the end of the first six (6) months of the fiscal year and the annual financial reports shall be publicly announced within one hundred and twenty (120) days after the end of the fiscal year."

                  is hereby amended as follows:-

                  "In each fiscal year, the Company shall publicly announce four times its financial reports. The first quarterly report shall be published with thirty (30) days after the end of the first six (6) months of the preceding accounting year. The interim financial reports shall be publicly announced within sixty (60) days after the end of the first six (6) months of the accounting year. The third quarterly report shall be publicly announced with thirty (30) days after the end of the first nine (9) months of the preceding accounting year. The annual financial reports shall be publicly announced within one hundred and twenty (120) days after the end of the fiscal year."

         1.15     The original Article 143 which provides that:-

                  "The Company shall appoint an independent firm of accountants that satisfies the relevant requirements of the PRC to audit the annual financial reports of the Company and review other financial information."

                  is hereby amended as follows:-

                  "The Company shall appoint an independent firm of accountants that satisfies the relevant requirements of the PRC to audit or review the financial reports of the Company."

         1.16     the original Article 164 which provides that:-

                  "Amendments to these Articles of Association which involve the provisions in the Mandatory Provisions shall be effective after approval by the company approval authority designated by the State Council and the State Council Securities Committee. If the amendments involve registration matters of the Company, the Company shall amend its registration in accordance with the applicable laws."

                  is hereby amended as follows:-

                  "Amendments to these Articles of Association which involve the provisions in the Mandatory Provisions shall be effective after approval by the company approval authority designated by the State Council. If the amendments involve registration matters of the Company, the Company shall amend its registration in accordance with the applicable laws."

                  The numbering of the Articles shall be adjusted accordingly in light of the amendments.

2.       Biographies of candidates of directors

         Li Xiaopeng Mr. Li is Vice President of State Power Corporation, Chairman of Huaneng Power International, Inc. (the "Company"), Chairman and President of Huaneng International Power Development Corporation ("HIPDC"), as well as Chairman and President of China Huaneng Group. From June, 1994 to January, 2000, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President and Vice Chairman of HIPDC. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

         Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Director and Vice President of HIPDC, and Director and Vice President of China Huaneng Group. From June, 1994 to January, 2000, he was General Manager of the Securities Department of the Company, Vice President of the Company and Vice President of HIPDC. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

         Ye Daji Mr. Ye is Director and President of the Company and Director of China Huaneng Group. He has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December, 1995 to January, 2000, he was Vice President of the Company and Vice President of HIPDC. Before joining the Company, he had served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

         Huang Jinkai Mr. Huang is the Vice Chairman of the board of directors of China Huaneng Group. He served as Director (General Manager) of the Northeast Power Administration, Chairman of HIPDC and General Manager (Director) of North China Power Group Corporation (Power Administration). He is a senior engineer.

         Liu Jinlong Mr. Liu is the Vice Chairman of China Huaneng Group. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, Vice Chairman of China Huaneng Group. Mr. Liu is a senior engineer.

         Shan Qunying Mr. Shan is Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from Beijing Steel Institute specializing in automation.

         Yang Shengming Mr. Yang is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

         Xu Zujian Mr. Xu is Director of the Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was the Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Investment Management Co. Ltd., Director and Vice President of Jiangsu International Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

         Gao Zongze Mr. Gao is an Independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

         Zheng Jianchao Mr. Zheng is an Independent Director of the Company and Honorary President of Electric Power Research Institute in China and Chairman of its Academic Committee. He was elected to the Chinese Academy of Engineering in 1995 and became Deputy Director of the Energy and Mining Engineering Department of the Academy. He was also a member of the Academic Committee of CIGRE, Vice President of China Electrical Engineering Institute and editor-in-chief of the Journal of Chinese Electrical Engineering. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School in 1965.

         Qian Zhongwei Mr. Qian is an Independent Director of the Company and the Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deperty head of the Eastern China Power Industry Management Bureau, Head of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

         Xia Donglin Mr. Xia is a professor and Ph.D. master of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accountiing Society, and independent director of Zhejiang Zhongdai companies. Mr. Xia was the manager of Zhonghua Finance Accounting and Advisory Company, head of Department Accounting of Economic and Management School of Qinghua University, Mr. Xia is a registered accountant (non-practising member). He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a PH.D. degree.

3.       Biographies of candiates of Supervisors

         Wei Yunpeng Mr. Wei is the Chief Accountant of China Huaneng Group, Adjunct Chief Accountant of Huaneng International Power Development Corporation, Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is senior accountant.

         Pan Jianmin Mr. Pan is a Supervisor of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group and Deputy General of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

         Liu Shuyuan Mr. Liu is Director of the Company and President of Liaoning Enterprises Group Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

         Li Yonglin Mr. Li is the head of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy Exchange Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Hydro-electric Power, specializing in power plants, grids and power systems.

         Shen Weibing Mr. Shen is the chief officer of Nantong Investment Management Center. He was the vice president and president of Nantong Municipal Oil Company, vice president and legal representative of Nantong Municipal Construction Investment Company, and deputy chief officer and chief officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute. In 2002, he studied the MBA course in Nanjing University and obtained a master degree in busines administration. Mr. Shen is a senior economist.

         Shen Zongmin Mr. Shen is the President of Shantou Electric Power Development Company and Chairman of Shantou Power Development Joint Stock Company Limited. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company.

4.       Eligibility for attending the Extraordinary General Meeting

         Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 29th November, 2002 are eligible to attend the Extraordinary General Meeting.

5.       Proxy

         (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

         (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.


         (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

         (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

         (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

         (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 2nd December, 2002.

         (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax.

7.       Closure of Register of Members

         The register of members of the Company will be closed from 22nd November, 2002 to 22nd December, 2002 (both days inclusive).

8.       Other Businesses

         (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

         (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

                  1901-5
                  19/F, Hopewell Centre
                  183 Queen's Road East
                  Hong Kong


         (iii) The registered address of the Company is at:

                  West Wing, Building C
                  Tianyin Mansion
                  2C Fuxingmennan Street
                  Xicheng District
                  Beijing 100031
                  The People's Republic of China

                  Telephone No.:    (+86)-10-66491999
                  Facsimile No.:    (+86)-10-66491860